Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

BY AND BETWEEN

SCORE MEDIA AND GAMING INC.,

1317774 B.C. LTD.,

and

PENN NATIONAL GAMING, INC.

August 4, 2021

i

EXHIBITS

Exhibit A –	Arrangement Resolution	A-1

Exhibit B –	Plan of Arrangement	B-1

Exhibit C –	Exchangeable Share Term Sheet	C-1

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT (this “Agreement”) is made and entered into as of this 4th day of August 2021 by and between Score Media and Gaming Inc., a British Columbia corporation (the “Company”), 1317774 B.C. LTD., a British Columbia corporation (“Purchaser”) and Penn National Gaming, Inc., a Pennsylvania corporation (“Parent”). The Company, Parent and Purchaser are sometimes referred to in this Agreement as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, the parties intend that, pursuant to a plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, among other things, Purchaser shall acquire all of the Shares.

WHEREAS, the Board has (a) determined that the Arrangement is fair to the Company Shareholders, (b) determined that it is advisable and in the best interests of the Company to enter into this Agreement, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (d) resolved to recommend approval of the Arrangement by the Company Shareholders.

WHEREAS, the Company has agreed upon the terms and subject to the conditions set forth herein (a) to submit the Arrangement Resolution to the Company Shareholders for approval at the Company Meeting and (b) to submit the Arrangement to the Court for approval.

WHEREAS, the board of directors of each of Purchaser and Parent has approved this Agreement and declared it advisable for Purchaser and Parent, respectively, to enter into this Agreement.

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe certain conditions to the Arrangement, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing provisions no less favourable to the Company in any material respect than those contained in the Confidentiality Agreement (without giving effect to the amendments set forth in Section 6.8).

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (within the meaning of Section 13(d) (3) of the Exchange Act) of Persons (other than Purchaser or its Affiliates) relating to (a) any direct or indirect acquisition, purchase, sale or disposition, in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), of (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of the outstanding Shares, (b) any direct or indirect tender offer, take-over bid, exchange offer or issuance that if consummated would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company, or (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in such Person or group of Persons beneficially owning (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, (ii) 20% or more of any class of voting or equity securities of the Company or (iii) in the case of such a transaction involving the Company (as opposed to its Subsidiaries) in which the Company is not the surviving entity, 20% or more of the total voting power of such surviving entity.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Amalco” has the meaning set forth in Section 2.6(b).

“Amalco Option” has the meaning set forth in Section 2.6(b)(i).

“Amalco RSU” has the meaning set forth in Section 2.6(b)(ii).

“Amalgamation” has the meaning set forth in Section 2.6(b).

“Anticorruption Laws” means the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and any other anti-bribery or anticorruption Law in any jurisdiction applicable to the Company and its Subsidiaries.

“Antitrust Laws” means Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Anti-Spam Laws” means all applicable laws regulating the sending of commercial messages by email, text or SMS message or other direct electronic means, including without limitation, the CAN-SPAM Act and the Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, and all regulations promulgated thereunder, in each case as amended, supplemented or replaced from time to time.

“Arrangement” has the meaning set forth in the Recitals.

“Arrangement Resolution” means a special resolution, substantially in the form of Exhibit A hereto.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the Board of Directors of the Company.

“Burdensome Condition” means a Company Material Adverse Effect where Company Material Adverse Effect is measured against the pro forma Company and its Subsidiaries combined with Parent’s interactive division, Penn Interactive (such pro forma combined enterprise, the “Combined Interactive Business”), taking into account (i) the aggregate Consideration payable by Purchaser pursuant to the Arrangement, (ii) the financial support Parent would reasonably be expected to provide to the Combined Interactive Business after the Closing, (iii) the historical financial support provided to Penn Interactive by Parent and (iv) Parent’s business plan for the Combined Interactive Business as of the date hereof; provided, however, in no event will Parent be required to sell, dispose of, hold separate, restrict its freedom of action, place in trust or agree to any similar restrictions or actions with respect to the land-based businesses of Parent or its Subsidiaries or Parent’s current or future equity interests in, or other rights related to, Barstool Sports, Inc.

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close.

“Callco” means 1317769 B.C. Ltd., a British Columbia corporation.

“Canadian Securities Administrators” has the meaning set forth in Section 3.10.

“Canadian Securities Laws” means the Canadian provincial or territorial securities laws and the rules, regulations and published policies thereunder.

“Change” has the meaning set forth in the definition of “Company Material Adverse Effect” in this Section 1.1.

“Class A Shares” means the issued and outstanding Class A Subordinate Voting Shares in the capital of the Company.

“Closing” has the meaning set forth in Section 2.7.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” has the meaning set forth in Section 3.17(a).

“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Company Employees” means any current, former or retired director, officer, employee, officer, consultant or independent contractor of the Company or any of its Subsidiaries.

“Company IT Systems” means those computer systems, hardware, servers, databases, software, networks, telecommunications systems and related infrastructure, used or held for use by the Company or any of its Subsidiaries necessary for the operation of the business as currently conducted.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or a Subsidiary leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any effect, fact, development, circumstance, event, occurrence or change (each, a “Change”) that, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets in Canada or the United States; (b) Changes generally affecting, the industries in which the Company and its Subsidiaries operate; (c) failure of the Company to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (d) Changes in the price or trading volume of the Shares in and of itself (provided that the underlying causes of such Changes shall not be excluded); (e) Changes that result from the announcement of this Agreement or the transactions contemplated hereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (f) compliance with the express terms of, or the taking of any action expressly required or contemplated by, this Agreement (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement) or actions taken (or omitted to be taken) upon the written request of Purchaser or Parent; (g) acts of terrorism or war; (h) Changes resulting from epidemics, pandemics, disease outbreak (including COVID-19), other health crisis or public health event (including the COVID-19 Measures); (i) Changes in IFRS or U.S. GAAP or the authoritative interpretation thereof after the date hereof; (j) Changes in Law or the authoritative interpretation thereof after the date hereof (including in connection with or in response to COVID-19); or (k) Changes in currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (k), to the extent such Changes referred to therein have or would be reasonably expected to have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Meeting” has the meaning set forth in Section 6.1(a).

“Company Option” means any option exercisable to acquire one or more Class A Shares from the Company.

“Company Proxy Statement” has the meaning set forth in Section 3.10.

“Company Registered IP” means the Registered IP owned by the Company or any of its Subsidiaries.

“Company Related Parties” has the meaning set forth in Section 8.2(f).

“Company Reports” has the meaning set forth in Section 3.7(a).

“Company RSU” means an award of restricted share units, with each restricted share unit corresponding on a one for one basis to a Class A Share.

“Company Securities” has the meaning set forth in Section 3.5(b).

“Company Shareholder” means a registered and/or beneficial holder of Shares and, where the context so provides, includes joint holders of such Shares.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the Confidentiality Agreement by and between the Company and Parent, dated June 3, 2021, as amended by Section 6.8.

“Consideration” means (i) in the case of a Company Shareholder who is an Eligible Holder who validly elects to receive Exchangeable Shares prior to the Election Deadline in accordance with the Plan of Arrangement, for each Share, 0.2398 of an Exchangeable Share and $17.00 in cash, and (ii) in the case of each other Company Shareholder, for each Share, 0.2398 of a Parent Share and $17.00 in cash.

“Consideration Shares” means the Parent Shares and Exchangeable Shares to be issued as Consideration pursuant to the Arrangement.

“Contract” has the meaning set forth in Section 3.4.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Convertible Debenture” means the 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 with an aggregate principal amount outstanding of C$24,718,804.37 as of the date hereof.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means (a) measures undertaken by a party or its Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions issued by any Governmental Authority, or any other public health directives, guidelines or recommendations; and (b) other commercially reasonable business practices adopted by a party or its Subsidiaries, in each case in connection with or in response to COVID-19.

“Current Employee” has the meaning set forth in Section 6.7(a).

“Current Policy” has the meaning set forth in Section 6.5(b).

“Current Premium” has the meaning set forth in Section 6.5(b).

“Damages” has the meaning set forth in Section 6.5(a).

“Data Security Incident” means any loss or theft of, corruption of, unauthorized access to, or unauthorized use, disclosure or deletion of, Personal Information.

“Debt Financing” has the meaning set forth in Section 6.8.

“Debt Financing Sources” means the Persons that may provide Debt Financing to Parent prior to the Closing.

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties.

“Director Company Option” means a Company Option granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Director Company RSU” means a Company RSU granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Dissent Rights” has the meaning set forth in Section 2.3(f).

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement.

“Election Deadline” has the meaning ascribed thereto in the Plan of Arrangement.

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA; or (b) a partnership, any member of which is a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA.

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“Employee Company Option” means a Company Option granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company Option.

“Employee Company RSU” means a Company RSU granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company RSU.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means (a) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (b) general equitable principles, whether enforceability is considered in a proceeding at law or equity.

“Enforcement Expenses” has the meaning set forth in Section 8.2(e).

“Environmental Laws” means all Laws that (a) regulate or relate to pollution, the protection or clean-up of the environment, occupational safety and health in respect of exposure to Hazardous Materials or the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief) or standards of care with respect to any of the foregoing.

“Environmental Permit” means any Permit required under any applicable Environmental Law.

“Equity Award Exchange Ratio” has the meaning set forth in the Plan of Arrangement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of § 414 of the Code or § 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchangeable Shares” means the exchangeable shares in the capital of Purchaser.

“Expense Reimbursement” has the meaning set forth in Section 8.2(c).

“Final Order” has the meaning set forth in Section 2.2(c).

“Financial Advisor” has the meaning set forth in Section 3.22.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the ownership or the operation, management and development of any gaming operations.

“Gaming Authorities” means any Governmental Authority with regulatory control and authority or jurisdiction over the conduct of gaming, pari-mutuel wagering and related activities or the ownership, operation, management or development of any gaming operations.

“Gaming Consents” means the approvals, decisions, clearances and confirmations set out in Section 1.1(a) of the Purchaser Disclosure Letter (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Gaming Authority).

“Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to the conduct of gaming, pari-mutuel wagering and related activities or the ownership, operation, management or development of any gaming operations, including the rules, regulations, and orders of any Gaming Authority.

“Gaming Notifications” means the notices set out in Section 1.1(b) of the Purchaser Disclosure Letter.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted in Canada.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (without duplication) (a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases (in accordance with IFRS), (e) in respect of outstanding letters of credit and bankers’ acceptances, but only to the extent drawn, (f) for Contracts relating to interest rate protection, swap agreements and collar agreements, and (g) under all guarantees with respect to indebtedness of another Person of a type described in clauses (a) through (f) above, whether as obligor, guarantor or otherwise.

“Indemnified Person” has the meaning set forth in Section 6.5(a).

“Intellectual Property” means all intellectual property and related rights, including any and all of the following, which may exist under the Laws of any of the United States or Canada: trademarks, service marks, trade names, brand names, logos, trade dress and similar designations of source or origin (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing; patents (including any continuations, continuations in part, renewals, divisionals, provisionals, extensions and applications for any of the foregoing); designs and industrial designs (including any registrations and applications therefor and whether registered or unregistered); copyrights (including any registrations and applications therefor and whether registered or unregistered) and works of authorship; Internet domain names; rights in computer programs and software (including source code, object code and executables) and documentation related thereto; rights in data and databases; trade secrets and other confidential information, including know-how, technology, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies, industrial property rights, research and development information and business plans.

“Interim Order” has the meaning set forth in Section 2.2(a).

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.).

“Investment Canada Act Approval” means that (a) Purchaser or Parent shall have either received a notice from the responsible Minister under the Investment Canada Act that such Minister is satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada or the Minister shall be deemed to be satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada, and (b) there shall not be any Law in effect under the Investment Canada Act that prohibits the completion of the transactions contemplated by this Agreement.

“ITA” means the Income Tax Act (Canada).

“Knowledge” means (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 1.1(c) of the Company Disclosure Letter, and (b) with respect to Purchaser and Parent, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 1.1(b) of the Purchaser Disclosure Letter.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority.

“Licensed Parties” has the meaning set forth in Section 3.30.

“Licensing Affiliates” has the meaning set forth in Section 3.30.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Material Contract” has the meaning set forth in Section 3.26(a).

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means the NASDAQ Global Select Market.

“Non-Employee Option” means a Company Option that is not an Employee Company Option or a Director Company Option.

“Non-Employee RSU” means a Company RSU that is not an Employee Company RSU or a Director Company RSU.

“Notice Period” has the meaning set forth in Section 6.4(d)(i).

“Organizational Documents” has the meaning set forth in Section 2.3(e).

“Parent” has the meaning set forth in the Preamble.

“Parent Issued Securities” has the meaning set forth in Section 2.3(c).

“Parent Material Adverse Effect” means any Change that, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Parent Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets in Canada or the United States; (b) Changes generally affecting, the industries in which Parent and its Subsidiaries operate; (c) failure of Parent to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (d) Changes in the price or trading volume of the Parent Shares in and of itself (provided that the underlying causes of such Changes shall not be excluded); (e) Changes that result from the announcement of this Agreement or the transactions contemplated hereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (f) compliance with the express terms of, or the taking of any action expressly required or contemplated by, this Agreement (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (g) acts of terrorism or war; (h) Changes resulting from epidemics, pandemics, disease outbreak (including COVID-19), other health crisis or public health event (including the COVID-19 Measures); (i) Changes in IFRS or U.S. GAAP or the authoritative interpretation thereof after the date hereof; (j) Changes in Law or the authoritative interpretation thereof after the date hereof (including in connection with or in response to COVID-19); or (k) Changes in currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (k), to the extent such Changes referred to therein have or would be reasonably expected to have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Option” has the meaning set forth in the Plan of Arrangement.

“Parent Related Parties” has the meaning set forth in Section 8.3(d).

“Parent Reports” has the meaning set forth in Section 4.9(a).

“Parent RSU” has the meaning set forth in the Plan of Arrangement.

“Parent Shares” means the shares of common stock, $0.01 par value per share, of Parent.

“party” or “parties” has the meaning set forth in the Preamble.

“Penn Interactive” means Penn Interactive Ventures, LLC, a Delaware limited liability company.

“Permits” means any licenses, franchises, permits, waivers, notices, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to, or necessary for the ownership of the assets or conduct of the business of, the Company or its Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS;

(b) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising in the ordinary course of business that are not material, individually or in the aggregate; (c) Liens imposed by applicable Law with respect to real property and improvements that arise in the ordinary course of business and do not materially impair, individually or in the aggregate, the existing use of the subject real property and improvements; (d) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations arising in the ordinary course of business, that are not material, individually or in the aggregate; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case arising in the ordinary course of business that are not material, individually or in the aggregate; (f) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (g) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Report filed prior to the date hereof; (h) licenses of Intellectual Property entered into in the ordinary course of business; and (i) any other Liens that do not secure a liquidated amount or debt for borrowed money, that have been incurred or suffered in the ordinary course of business and that could not, individually or in the aggregate, have a material effect on the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Personal Information” means any information about an identifiable individual, where an individual is considered identifiable if they can be identified from the information alone or when combined with other information.

“Plan of Arrangement” has the meaning set forth in Section 2.2(c).

“Preferred Shares” has the meaning set forth in Section 3.5(a).

“Privacy and Security Requirements” means all (i) applicable Privacy Laws; and (ii) privacy policies, data security policies, privacy notices and consent forms of the Company and each Subsidiary, as applicable, relating to the collection, use, disclosure and protection of Personal Information.

“Privacy Laws” means the EU General Data Protection Regulation, the UK General Data Protection Regulation, the California Consumer Privacy Act, the California Privacy Rights Act, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable Law governing the collection, use, disclosure or protection of Personal Information.

“Proceeding” has the meaning set forth in Section 3.14.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Letter” has the meaning set forth in the preamble to Article IV.

“Purchaser Plan” has the meaning set forth in Section 6.7(b).

“Recommendation” has the meaning set forth in Section 6.1(a).

“Recommendation Withdrawal” has the meaning set forth in Section 6.4(d).

“Registered IP” means, in respect of each country and jurisdiction, all applications and registrations for Intellectual Property, including all (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyrights, (d) registered industrial designs and applications for designs; (e) registered mask works and applications to register mask works and (f) domain name registrations and social media account identifiers.

“Regulatory Requirement” has the meaning set forth in Section 6.2(e).

“Reimbursement Obligations” has the meaning set forth in Section 6.8.

“Relay Ventures” means Relay Ventures Fund II L.P. and Relay Ventures Parallel Fund II L.P.

“Reorganization Transaction” has the meaning set forth in Section 6.12(a).

“Representatives” has the meaning set forth in Section 6.4(a).

“Requisite Vote” has the meaning set forth in Section 2.3(b).

“Restraint” has the meaning set forth in Section 7.1(e).

“Restricted Parties” has the meaning set forth in Section 3.18(f)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act and Canadian Securities Laws.

“Series B Preferred Stock” has the meaning set forth in Section 4.5(a).

“Series C Preferred Stock” has the meaning set forth in Section 4.5(a).

“Series D Preferred Stock” has the meaning set forth in Section 4.5(a).

“Shares” means, collectively, the Class A Shares and the Special Voting Shares.

“Special Voting Shares” means the issued and outstanding Special Voting Shares in the capital of the Company.

“Subscription” has the meaning set forth in Section 8.3.

“Subscription Event” has the meaning set forth in Section 8.3(b).

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board in good faith determines (after consultation with its outside counsel and financial advisors) (a) is more favourable from a financial point of view to the Company Shareholders (solely in their capacities as Company Shareholders) than the Arrangement and is reasonably capable of being consummated in accordance with its terms, in each case after taking into account all other relevant factors permitted by applicable Law (including regulatory, legal, financing, timing and other factors, all conditions included in such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal) and (b) is not subject to any diligence, access or financing condition; provided, that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “all or substantially all” with respect to the revenue or assets of, the Company and its Subsidiaries, taken as a whole, or “100%” with respect to the Shares, as applicable.

“Supporting Shareholders” means all directors and certain executive officers of the Company (including Benjamin Levy and John Levy and entities controlled by each of them) and Relay Ventures.

“Tax” means any and all national, supranational, federal, provincial, state, regional, local or municipal and other taxes, levies, premiums, excises, fees, assessments, imposts, duties, and other similar charges imposed, assessed, or collected by a Governmental Authority, whether disputed or not, (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (a) taxes imposed on, or measured by gross or net income, franchise, profits, receipts, gains, windfalls, capital, production, or recapture and (b) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), government pension plan premiums or contributions, unemployment, health, employee health, worker’s compensation, education, utility, severance, disability, excise, stamp, documentary, registration, environmental, alternative or add-on minimum, occupation, premium, transfer, land transfer and estimated taxes and customs duties.

“Tax Return” means any return, declaration, election, form, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds, any information returns and any amendments, supplements, or schedules to any of the foregoing.

“Termination Fee” means $70,000,000.

“Transaction Documents” means collectively, this Agreement, the Plan of Arrangement and any agreement or document contemplated to be delivered hereby or thereby other than the Voting Agreements.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“TSX” means The Toronto Stock Exchange.

“U.S. Dollar Equivalent” has the meaning set forth in the Plan of Arrangement.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“Voting Agreements” means the voting support agreements dated the date hereof and made between Purchaser, Parent and the Supporting Shareholders setting forth the terms and conditions on which the Supporting Shareholders have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution.

“Willful and Material Breach” means a deliberate act or a deliberate failure to act by a party, which act or failure to act constitutes in and of itself a material breach of this Agreement by such party and which was undertaken with the knowledge of such party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement.

Section 1.2          Other Definitional and Interpretative Provisions.

(a)           The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)           All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)            Any reference in a particular Section of the Company Disclosure Letter or Purchaser Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company or Parent and Purchaser, as applicable, that are contained in the corresponding Section of this Agreement and (ii) all other representations, warranties and covenants of the Company or Parent and Purchaser, as applicable, that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties and covenants would be reasonably apparent based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection. The listing of any matter on the Company Disclosure Letter or Purchaser Disclosure Letter shall not be deemed to constitute an admission by the Company or Parent and Purchaser, as applicable, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company or Parent and Purchaser, as applicable, under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter or Purchaser Disclosure Letter relating to any possible breach or violation by the Company or Parent and Purchaser, as applicable, of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. All disclosures in the Company Disclosure Letter or Purchaser Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissible against any party by any Person who is not a party, or give rise to any claim or benefit to any Person who is not a party.

(e)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(g)           The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(h)           Any reference to a party to this Agreement or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(i)            Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(j)            A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(k)           A reference to any Contract shall include any modification, amendment or restatement thereof; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the Contract, as modified, amended or restated as of the date that such representation or warranty is made.

(l)             If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(m)          The phrases “made available” and “delivered,” when used in reference to anything made available to Purchaser prior to the execution of this Agreement, shall be deemed to mean uploaded to and made available to Purchaser in the online data room hosted on behalf of the Company under the name “Project TheScore” or by email to Purchaser or its counsel at the email addresses specified Section 9.1 at least twelve (12) hours prior to the time of execution of this Agreement.

(n)            References to time are to local time in Toronto, Ontario, and when computing any time period in this Agreement, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii)	if such time period is not a number of Business Days, any day that is not a Business Day shall be included in the calculation of the time period; provided, however, if the day of the deadline or expiry of the time period falls on a day that is not a Business Day, the deadline or time period shall be extended to the next Business Day.

ARTICLE II

THE ARRANGEMENT

Section 2.1          Arrangement. The Company and Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2          Implementation Steps by the Company.

(a)            As soon as reasonably practicable following the date hereof, but in any event no later than September 10, 2021, the Company will apply, in a manner reasonably acceptable to Purchaser, to the Court under Section 291 of the BCBCA for an interim order (as such interim order may be amended, modified, varied or supplemented with the consent of both the Company and Purchaser, the “Interim Order”) in respect of the Arrangement, as contemplated by Section 2.3, and will prepare, file and diligently pursue, in cooperation with Purchaser, an application for, the Interim Order.

(b)            The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 6.1(a), convene and hold the Company Meeting, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to in writing by Purchaser, acting reasonably).

(c)            If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and in accordance with applicable Law, the Company shall, as soon as reasonably practicable after the requisite approval for the Arrangement Resolution is obtained at the Company Meeting, take all steps necessary or desirable to (i) submit the Arrangement to the Court and diligently pursue the application to the Court for an order approving the Arrangement on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) substantially in the form of Exhibit B hereto (as such order may be amended, modified, supplemented or varied at any time prior to the Effective Time with the consent of both the Company and Purchaser, or, if appealed, then unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal at the direction of the Court (provided that any such amendment is acceptable to both the Company and Purchaser, which acceptance shall not be unreasonably withheld, conditioned or delayed) the “Final Order”) and (ii) have the hearing before the Court of the application of the Final Order pursuant to Section 291 of the BCBCA held.

Section 2.3          Interim Order. The application for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide:

(a)           for the class or classes (if applicable) of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided (including the Company Shareholders and, if required by applicable Law or the Interim Order, the holders of the Company Options and Company RSUs);

(b)           that the requisite approval for the Arrangement Resolution shall be (i) 66 ⅔% of the votes cast on the Arrangement Resolution by Company Shareholders (voting together as a single class) present in person or represented by proxy at the Company Meeting; and (ii) if required by MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (voting on a separate class basis) present in person or represented by proxy at the Company Meeting, excluding Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any (together, the “Requisite Vote”);

(c)           that it is the intention of Parent and Purchaser to rely upon Section 3(a)(10) of the Securities Act in connection with the offer and sale of Consideration Shares, Parent Options, Parent RSUs, Amalco Options and Amalco RSUs (collectively, the “Parent Issued Securities”) in accordance with the Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(d)           that, subject to Section 6.1(a), the Company Meeting may be adjourned or postponed from time to without the need for additional approval of the Court;

(e)           that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Notice of Articles or Articles or equivalent organizational documents (the “Organizational Documents”) of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(f)            for the grant of the rights of dissent to registered Company Shareholders in respect of the Arrangement described in Article 5 of the Plan of Arrangement (the “Dissent Rights”);

(g)           for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)           confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order and that the record date shall not change in respect of any adjournment or postponement of the Company Meeting; and

(i)            for such other matters as Purchaser or the Company may reasonably require, subject to obtaining the prior written consent of the other, such consent not to be unreasonably withheld or delayed, and subject to approval by the Court, as required.

Section 2.4          Company Proxy Statement. As promptly as reasonably practicable after the date hereof, the Company shall prepare and complete, in consultation with Purchaser and otherwise in accordance with Section 6.1, the Company Proxy Statement together with any other documents required by applicable Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement. As promptly as reasonably practicable thereafter, but no earlier than obtaining the Interim Order, the Company shall cause the Company Proxy Statement and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and any other Person as required by the Interim Order and applicable Law and to be filed with applicable Governmental Authorities, as required by the Interim Order and/or applicable Laws and in accordance with Section 6.1.

Section 2.5          Dissenting Shareholders. The Company shall give both Parent and Purchaser prompt written notice of any written notice exercising or purporting to exercise Dissent Rights and any other instruments given by any Company Shareholders pursuant to the BCBCA, or any other written communication relating to the foregoing, and received by the Company in connection with the Arrangement or the Company Meeting. Both Parent and Purchaser shall have the right to (a) participate in all negotiations and proceedings with respect to the exercise of such Dissent Rights and (b) review and comment upon any written communications sent by or on behalf of the Company with respect to the exercise of such Dissent Rights. Without the prior written consent of both Parent and Purchaser, the Company shall not settle, compromise or make or agree to make any payment prior to the Effective Time with respect to any such rights (or purported exercise of such rights); offer to settle, compromise or make any payment prior to the Effective Time with respect to any such rights (or purported exercise of such rights); participate in any discussions with any Person (including such Person’s representatives) who exercises Dissent Rights (or purports to exercise Dissent Rights) with respect to any such rights (or purported rights); or commit to do any of the foregoing. The Company shall cooperate with and provide both Parent and Purchaser with an opportunity to review and comment in advance in connection with any written communication to be sent by or on behalf of the Company to any Person in opposition to the Arrangement.

Section 2.6          Effects of the Arrangement on Shares, Company Options and Company RSUs.

(a)             Shares, Employee Company Options and Employee Company RSUs. Each Share, Employee Company Option, Employee Company RSU, vested Non-Employee Option, vested Non-Employee RSU, Director Company Option and Director Company RSU, in each case that is outstanding as of immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement. In furtherance of the foregoing, the Company shall take all actions contemplated by Section 6.10.

(b)            Non-Employee Options and Non-Employee RSUs. Subject to Section 2.6(c), effective on completion of the amalgamation of the Company and Purchaser, which shall be completed within five (5) Business Days of the Effective Date (the “Amalgamation”, with the amalgamated entity being “Amalco”),

(i)	the portion of each Non-Employee Option that is outstanding and unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time), shall, without action on the part of Parent, Amalco, the Company, or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into an option (an “Amalco Option”) to purchase from Amalco (i) that number of Exchangeable Shares obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Non-Employee Option immediately prior to the Amalgamation, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest cent) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Non-Employee Option immediately prior to the Amalgamation by (B) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee Option. Each such Amalco Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Non-Employee Option; and

(ii)	each Non-Employee RSU that is outstanding as of immediately prior to the Effective Time and that provides for the acceleration of such unvested Non- Employee RSU in connection with the consummation of the Arrangement shall, without any action on the part of Parent, Amalco, Callco, the Company or the holder thereof and by virtue of the Arrangement and the Amalgamation, be assumed and converted into a restricted stock unit award (an “Amalco RSU”) covering the number of whole Exchangeable Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Non-Employee RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio, as the only consideration for the disposition of the Non-Employee RSU. Each such Amalco RSU shall otherwise be subject to substantially the same terms and conditions as applied to the corresponding Non-Employee RSU immediately prior to the Effective Time.

(c)            If requested by the Purchaser, the parties shall work together in good faith to amend the Plan of Arrangement, prior to finalization of the Company Proxy Statement, in lieu of the Amalgamation contemplated in Section 2.6(b), to provide for an amalgamation of Purchaser and the Company following the other steps set out in Section 3.1 of the Plan of Arrangement, provided that any such amalgamation (i) shall take place after the filing of an election by the Company to cease to be a “public corporation” for purposes of the ITA, (ii) shall be structured in such manner as to ensure that section 87 of the ITA applies to it, and (iii) does not result in any Tax or other adverse effects to Parent, the Company or their respective Affiliates.

Section 2.7 Closing. The closing of the Arrangement and the other transactions contemplated hereby (the “Closing”) shall take place (a) by the exchange of documents by PDF or other electronic means on the third (3rd) Business Day after which the last to be fulfilled or, to the extent permitted by applicable Law, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing, but subject to fulfillment or, to the extent permitted by applicable Law, waiver of those conditions at the Closing) shall be satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Purchaser may agree in writing.

Section 2.8 Court Proceedings. Subject to the terms of this Agreement, Purchaser and Parent shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by Purchaser or Parent in connection therewith. The Company shall provide both Purchaser and Parent and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by Purchaser or Parent for inclusion in such material), and will give reasonable consideration to all such comments and will accept the reasonable comments of Purchaser and Parent and their legal counsel with respect to any such materials. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with both Purchaser’s and Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Purchaser or Parent to agree or consent to any increase in or variation in the form of consideration payable to the Company Shareholders or the holders of the Company Options or Company RSUs pursuant to the plan of Arrangement or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Purchaser and Parent and their legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company in respect of the motion for the Interim Order or application for the Final Order (or any appeals therefrom), as well as any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to Purchaser or Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that the Company is advised as promptly as practicable of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Purchaser.

Section 2.9 U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention, and the parties will use their reasonable best efforts to ensure, that all Parent Issued Securities issued under the Arrangement will be offered and sold by Parent and Purchaser, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act and to facilitate Parent’s compliance with other U.S. Securities Laws, the parties agree that the Arrangement will be carried out on the following basis:

(a)            the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)            in accordance with Section 2.3(c), prior to the issuance of the Interim Order, the Court will be advised of the intention of Parent and Purchaser to rely on the exemption provided by Section 3(a)(10) of the Securities Act with respect to the issuance of Parent Issued Securities pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)            prior to the issuance of the Interim Order, the Company will file with the Court a draft copy of the proposed text of the Company Proxy Statement together with any other documents required by Law in connection with the Company Meeting;

(d)           the Court will be advised prior to the hearing of the Court to give approval of the Arrangement that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Parent Issued Securities pursuant to the Arrangement;

(e)            the Company will ensure that each Company Shareholder and other Person entitled to receive Parent Issued Securities pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)            the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Parent Issued Securities pursuant to the Arrangement;

(g)           the Interim Order will specify that each Person entitled to receive Parent Issued Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(h)           the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(i)            all Parent Issued Securities issued to Persons in the United States will be registered or qualified under the securities laws of each state, territory or possession of the United States in which any Person receiving Parent Issued Securities is located, unless an exemption from such state securities law registration or qualification requirements is available. In addition, each Person entitled to receive Parent Issued Securities will be advised that Parent Issued Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Parent in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act.

Section 2.10 Payment of Consideration. Prior to or substantially concurrently with the Effective Time, Parent or Purchaser, as applicable, will deposit, or cause to be deposited, with the Depositary sufficient funds, Parent Shares and Exchangeable Shares to satisfy the aggregate Consideration payable to the Company Shareholders pursuant to the terms of the Plan of Arrangement, plus sufficient funds to satisfy any aggregate cash payment in lieu of fractional Parent Shares and Exchangeable Shares.

Section 2.11 Withholding Taxes. Parent, Purchaser, Callco, the Company, the Depositary and/or any other Person that has any withholding obligation with respect to any amount payable under this Agreement or the Arrangement shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Person hereunder such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Authority as required by applicable Law.

Section 2.12 Adjustment of Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Parent Shares shall have been changed into a different number of shares by reason of any split, consolidation, stock dividend, reclassification, recapitalization or exchange of shares, or any similar event related to the issued and outstanding Parent Shares, then the Consideration to be paid per Company Security shall be appropriately adjusted to provide to the holders of Company Securities the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration Share component of Consideration to be paid per Company Security, as applicable.

Section 2.13 List of Holders. At the reasonable request of Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide Purchaser with a list of the registered holders of Company Securities together with their addresses and respective holdings of Company Securities and a list of non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as Purchaser may reasonably request.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the correspondingly numbered section of the disclosure letter delivered to Purchaser by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent based on the content and context of such disclosure) or (b) other than for purposes of the representations and warranties set forth in Sections 3.1, 3.2, 3.5, 3.6, 3.22, 3.23 and 3.24, as disclosed in the Company Reports filed or furnished with the SEC or filed with the Canadian Securities Administrators on or after September 1, 2019 and prior to the date hereof (excluding (i) any disclosure in any risk factor section, (ii) any disclosure of risks included in any “forward-looking statements” disclaimer and (iii) any other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature), but only if, the nature and content of the applicable disclosure in such Company Reports is such that its applicability to a representation or warranty contained in this Article III would be reasonably apparent based on the content and context of such disclosure, the Company hereby represents and warrants to Purchaser and Parent that:

Section 3.1 Corporate Existence and Power. The Company is duly organized, and validly existing under the BCBCA. The Company has all corporate power and authority required to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect or (y) individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

The Company is not in violation of its Organizational Documents, which are in full force and effect. The Company has made available to Purchaser true and complete copies of its Organizational Documents, in each case as amended through the date hereof.

Section 3.2 Corporate Authorization.

(a)           The Company has the corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Vote and the Final Order, to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board. Except for the approval of the Arrangement by the Requisite Vote in accordance with the terms of the Interim Order, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Board at a duly held meeting has (i) determined that the Arrangement is fair to the Company Shareholders, (ii) determined that it is in the best interests of the Company to enter into this Agreement, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iv) resolved to recommend that the Company Shareholders approve the Arrangement Resolution and directed that such matter be submitted for consideration of the Company Shareholders at the Company Meeting. The only vote of the Company Shareholders required to approve the Arrangement and the other transactions contemplated hereby is the Requisite Vote.

(b)           This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Parent and Purchaser, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, or action by any Governmental Authority, other than (a) filings under the BCBCA; (b) filings under the Investment Canada Act; (c) compliance with the applicable requirements of Securities Laws (including the filing of the Company Proxy Statement); (d) compliance with the applicable requirements of the rules and regulations of the NASDAQ and the TSX; (e) compliance with any applicable foreign, state or provincial securities or blue sky laws; (f) the Interim Order and Final Order; (g) consents, approvals and authorizations from the Governmental Authorities having jurisdiction over the assets, business and operations of the Company and its Subsidiaries, in each case as listed in Section 3.3(g) of the Company Disclosure Letter; (h) the consents and/or notices listed in Section 3.3(h) of the Company Disclosure Letter; (i) the Gaming Consents; and (j) the filing of any required premerger notification and report forms under the HSR Act; and (k) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, and would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or governing documents of the Company; (b) assuming compliance with the matters referenced in Section 3.3 and the receipt of the Requisite Vote, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease (including the Company Leases), license or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (b) and (c) above, which would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 3.5 Capitalization.

(a)            The authorized share capital of the Company consists of 5,566 Special Voting Shares, an unlimited number of Class A Shares and an unlimited number of preference shares, issuable in series (the “Preferred Shares”). As of the second Business Day prior to the date hereof, there were (i) (A) 557 Special Voting Shares issued and outstanding, (B) 52,848,689 Class A Shares issued and outstanding, and (C) no Preferred Shares issued and outstanding, (ii) Company Options issued and outstanding, exercisable to purchase an aggregate of 3,391,971 Class A Shares, with a weighted average exercise price of CAD$4.46 per Class A Share, and (iii) 346,766 non-vested Company RSUs issued and outstanding covering 346,766 Class A Shares. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiaries of the Company own any Shares or other equity securities of the Company.

(b)           Except (w) as set forth in the second sentence of Section 3.5(a) (including the Company Options and Company RSUs referenced in the second sentence of Section 3.5(a)), (x) for the Class A Shares that may be issued upon the exercise of such Company Options or the vesting of such Company RSUs, (y) for the Class A Shares that may be issued upon the conversion of the Convertible Debenture in accordance with its terms and (z) securities or other interests owned by the Company or its wholly-owned Subsidiaries, there are no outstanding (i) shares of capital or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital or voting securities of the Company; (iii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital, voting securities or securities convertible into or exchangeable for shares of capital or voting securities of the Company, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, “Company Securities”). Except in respect of obligations owed to the Company or its wholly-owned Subsidiaries, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or any equity interests or securities convertible into or exchangeable for equity interests of any Subsidiary of the Company. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities or any equity interests or securities convertible into or exchangeable for equity interests of any Subsidiary of the Company other than may be granted to the Company or its wholly-owned Subsidiaries. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital or voting securities of the Company or any of its Subsidiaries.

(c)            No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company Shareholders may vote are outstanding.

(d)           Section 3.5(d) of the Company Disclosure Letter sets forth, as of the second Business Day prior to the date hereof, a true and complete list of (i) each holder of Company Options, specifying on a holder-by-holder basis (1) the name of the holder, (2) the number of Shares subject to the Company Options held by such holder, (3) the exercise price of such Company Options, (4) the expiration date of such Company Options, (5) the vesting schedule for such Company Options and (6) whether the Company Option is an Employee Company Option, Director Company Option or a Non-Employee Option, and (ii) each holder of a Company RSU, specifying on a holder-by-holder basis (1) the name of the holder, (2) the vesting schedule for such Company RSU and (3) whether the Company RSU is an Employee Company RSU, Director Company RSU or a Non-Employee RSU. Each holder of a Non-Employee RSU or Non-Employee Option is an “accredited investor” as defined in Regulation D of the Securities Act.

Section 3.6 Subsidiaries.

(a)            Section 3.6(a) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company and for each such Subsidiary (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) the holders of its equity ownership interests and (iv) the U.S. federal income tax classification of each such subsidiary. Neither the Company nor any Subsidiary of the Company, directly or indirectly, owns any equity interest in any person other than the Subsidiaries of the Company.

(b)           Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. Each of the Company’s Subsidiaries has all corporate or similar power and authority required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to have such power and authority (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. Each of the Company’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. None of the Company’s Subsidiaries is in violation of its Organizational Documents, which are all in full force in effect, in any material respect. The Company has made available to Purchaser true and complete in all material respects copies of the Organizational Documents of each of its Subsidiaries, in each case as amended through the date hereof.

(c)           All equity interests of any Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than transfer restrictions under applicable securities laws.

Section 3.7 Reports and Financial Statements.

(a)           The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC and the Canadian Securities Administrators since September 1, 2019 (all such forms, reports, statements, certificates and other documents filed since September 1, 2019, with any amendments thereto, collectively, the “Company Reports”), each of which, including any financial statements included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of Securities Laws as of the date filed with the SEC or the Canadian Securities Administrators, as applicable. None of the Company’s Subsidiaries is required to file periodic reports with the SEC or any of the Canadian Securities Administrators. None of the Company Reports contained, when filed with the SEC or the Canadian Securities Administrators, as applicable, or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff or the staff of any of the Canadian Securities Administrators with respect to the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report filed or furnished by the Company with the SEC since September 1, 2019.

(b)           The consolidated historical financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations, comprehensive income (loss), shareholders’ equity and cash flows and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to normal year-end audit adjustments). Such consolidated financial statements (including the related notes) complied, as of the date of filing, in all material respects, with applicable accounting requirements (and in the case of financial statements after March 1, 2021, with the published rules and regulations of the SEC) and the Canadian Securities Administrators, as applicable, with respect thereto and each of such financial statements (including the related notes) was prepared in accordance with IFRS, consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, subject to normal year-end audit adjustments.

(c)           Management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(d)           The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators). The disclosure controls and procedures have been designed to provide reasonable assurance that (i) material information relating to the Company, including in respect of its Subsidiaries, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods prescribed by applicable Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under the Canadian Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(e)           The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

(f)            To the Knowledge of the Company, as of the date of this Agreement (i) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (ii) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(g)           Since September 1, 2019, the Company has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Section 3.8 Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present auditors of the Company.

Section 3.9 Undisclosed Liabilities. Except (a) for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company (including the notes thereto) for the year ended August 31, 2020 included in the Company Reports, (b) for liabilities incurred in the ordinary course of business consistent with past practice since August 31, 2020, (c) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, (d) for liabilities incurred in connection with the execution of this Agreement and the transactions contemplated hereby, or (e) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability that would be required by IFRS, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto).

Section 3.10 Disclosure Documents. The proxy statement and management proxy circular of the Company to be prepared by the Company in connection with seeking the Requisite Vote at the Company Meeting (the “Company Proxy Statement”), as may be amended or supplemented, to be filed by the Company with the SEC and the relevant Canadian securities regulatory authorities (the “Canadian Securities Administrators”), and any other filing by the Company with the SEC or the Canadian Securities Administrators that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, as may be amended or supplemented, will not, at the date it is filed with the SEC and the Canadian Securities Administrators, or, in the case of the Company Proxy Statement or any other document required to be mailed to the Company Shareholders under applicable Securities Laws in connection with the transactions contemplated hereby, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause each of the Company Proxy Statement and each related filing of the Company with the SEC and the Canadian Securities Administrators to comply as to form, in all material respects, with the applicable requirements of Securities Laws and the Interim Order as of the date of such filing. Notwithstanding the foregoing, no representation is made by the Company with respect to information contained in the Company Proxy Statement or such related filings if such information was supplied by Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.11 Absence of Certain Changes or Events. Since August 31, 2020, (a) no Change has occurred or existed which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) the Company and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice in all material respects (except (i) for actions taken in connection with this Agreement; or (ii) as required to comply with or implement any COVID-19 Measures. From August 31, 2020 through the date of this Agreement, the Company and its Subsidiaries have not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without Purchaser’s consent) have constituted a breach of any of the covenants set forth in Section 5.1(c), Section 5.1(i) or Section 5.1(l).

Section 3.12 Non-Arm’s Length Transactions. Other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or holder of record or beneficial owner of 5% or more of the Special Voting Shares or the Class A Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries.

Section 3.13 No Collateral Benefit. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

Section 3.14 Restrictions on Conduct of Business. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to, in any material respect (a) limit the manner (including any business practice) or the localities in which all or any portion of the business of the Company or its Subsidiaries are conducted; or (b) restrict any acquisition or disposition of any property by the Company or by any of its Subsidiaries.

Section 3.15 Litigation. Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries, except for Proceedings which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           all Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been properly prepared and timely filed with the appropriate Governmental Authority (taking into account any valid extension of time to file granted or obtained), and any such filed Tax Returns are true, correct and complete;

(b)           the Company and its Subsidiaries have fully and timely paid to the appropriate Governmental Authority all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.16(a)), other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with IFRS in the Company’s financial statements included in the Company Reports, and since the date of the Company’s most recent financial statements, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business) or has been assessed or proposed in writing to be assessed;

(c)            there are no Liens for Taxes, other than Permitted Liens, on any of the assets of the Company or any of its Subsidiaries;

(d)           the Company and each of its Subsidiaries has withheld and collected all amounts required by Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so and has otherwise complied with applicable Laws related to the collection, withholding and remittance of Taxes;

(e)            no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the Company’s Knowledge, has been threatened or proposed), except for deficiencies which have been fully satisfied by payment, finally settled or fully withdrawn or which are being contested in good faith by appropriate Proceedings and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with IFRS on the Company’s financial statements included in the Company Reports;

(f)            no audit, action, investigation, litigation, examination, proposed adjustment or other proceeding by any Governmental Authority is pending (or, to the Company’s Knowledge, has been threatened) against or with respect to the Company or any of its Subsidiaries with respect to any Taxes or any Tax Returns;

(g)           there are no currently effective elections, arrangements, agreements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Tax Return or any payment of Taxes by the Company or any of its Subsidiaries, and no request for any such election, arrangement, agreement, waiver or extension is currently pending;

(h)           neither the Company nor any of its Subsidiaries has received a ruling from any Governmental Authority in respect of Taxes or signed an agreement in respect of Taxes with any Governmental Authority;

(i)             no claim in writing has been made by any Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries do not file Tax Returns of a particular type that the Company or any of its Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction;

(j)             neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of any: (i) change in method of Tax accounting made prior to the Closing; (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) prepaid amount received or deferred revenue recognized prior to the Closing;

(k)            neither the Company nor any of its Subsidiaries has at any time, entered into any transactions or arrangements with persons with whom they do not deal at arm’s length (within the meaning of the ITA) other than for consideration equal to fair market value, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the ITA;

(l)             the Company is a “taxable Canadian corporation” and a resident of Canada for purposes of the ITA;

(m)           neither the Company nor any of its Subsidiaries is a party to or is bound by, or has any obligation under, any Tax sharing, allocation, indemnification or similar agreement or arrangement (other than (i) such agreements or arrangements exclusively between or among the Company and/or its Subsidiaries or (ii) customary provisions contained in commercial agreements entered into in the ordinary course of business, the principal purpose of which is not Tax);

(n)           neither the Company nor any of its Subsidiaries has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the Coronavirus Aid, Relief, and Economic Security Act, any similar statutory relief, or any other Tax legislation related to COVID- 19 or pursuant to any written agreement relating to Taxes with any Governmental Authority that remains unpaid;

(o)           neither the Company nor any of its Subsidiaries has received any refund of Taxes or any governmental grant, subsidy or similar amount to which it was not entitled;

(p)           neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group within the meaning of Section 1504 of the Code filing a consolidated U.S. federal income Tax Return, or any other affiliated, consolidated, combined, unitary or similar group (other than a group the common parent of which is or was the Company or any of its Subsidiaries) for purposes of filing Tax Returns or paying Taxes; or (ii) has any material liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law) or other applicable Law, as a transferee or successor or otherwise;

(q)           neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of state, local or non-U.S. Law);

(r)            the Company is not, and has never been, a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder;

(s)            neither the Company nor any of its Subsidiaries has made an election under Section 897(i) of the Code or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(t)            the Company is not and has never been a “United States person” within the meaning of Section 7701(a)(30) of the Code. Neither the Company nor any of its Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code;

(u)           within the past two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction that was purported to be governed in whole or in part by Section 355 of the Code; and

(v)           neither the Company nor any of its Subsidiaries has made or revoked any election under Treasury Regulations Section 301.7701-3 or any similar provision of Tax Law regarding classification as a corporation, as a partnership, or as a disregarded entity.

Section 3.17 Employee Benefits.

(a)           With respect to each Employee Benefit Plan and each stock purchase, stock option, termination, severance, employment, change in-control, bonus, incentive, deferred compensation, pension, supplemental pension, retirement savings, and other material employee benefit plan, agreement, program, policy, practice or other arrangement, whether or not subject to ERISA, under which any Company Employee has any present or future right to benefits, which is maintained or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any present or future liability, excluding any government- sponsored benefit plans which the Company or any of its Subsidiaries is required to participate in under applicable statutes or regulations (each, a “Company Benefit Plan”), no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any liability (other than a claim for benefits or other event in the ordinary course of business) that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Each Company Benefit Plan is, in all material respects, being operated, registered, qualified, funded and administered in compliance with its terms and with all applicable requirements of Law. In all material respects, all payments required to be made by or with respect to each Company Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by the Company or its Subsidiaries, in accordance with the provisions of each of the Company Benefit Plans and applicable Law or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of the Company in accordance with applicable accounting requirements. None of the Company, any of its Subsidiaries, any director, officer or employee of the Company or any of its Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). No “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan that is subject to ERISA. Except as would not be material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to the operation of any Company Benefit Plan (other than routine benefits claims or other event in the ordinary course of business). No event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Company Benefit Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay a material amount of Taxes, penalties, payments or levies under applicable Laws. Only Company Employees or directors (and the spouses, beneficiaries and dependants of such Company Employees and directors permitted under the applicable Company Benefit Plan) participate in the Company Benefit Plans, and no entity other than the Company or any of its Subsidiaries is a participating employer under any Company Benefit Plan.

(b)           Except as expressly contemplated by the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement),neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) the payment to any Company Employee of any money or other property, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan, (iv) any forgiveness of indebtedness of any Company Employee or (v) payment of any amount or provision of any benefit, in each case, that would reasonably be expected to constitute an excess parachute payment within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(c)            Section 3.17(c) of the Company Disclosure Letter sets forth a list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Purchaser a true and complete copy of (i) the current plan document, (ii) each material amendment to the current plan document, (iii) any related trust agreement, and (iv) the most recent actuarial valuation report, if applicable.

(d)           No Company Benefit Plan is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code. None of the Company or any of its ERISA Affiliates has, at any time during the last six (6) years, maintained or contributed to, or been obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” as defined in, and subject to, Section 3(37) of ERISA, or (iii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA. There does not now exist, nor, to the knowledge of the Company, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates. No Company Benefit Plan provides subsidized post-retirement or other post-termination health or life insurance benefits except as required by applicable Law including, for greater certainty, for a statutory, common law, civil law or contractual notice period. No Company Benefit Plan is a “registered pension plan” as defined in Section 248(1) of the ITA or otherwise subject to pension standards legislation.

(e)           To the Knowledge of the Company, the Company and its Subsidiaries have properly classified their independent contractors as non-employees and non-dependent contractors for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of its Subsidiaries has incurred, any material liability arising under the Ontario Employment Standards Act, 2000, the Fair Labor Standards Act or any similar Law.

(f)            (i) Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement or other labour union contract, works council agreement, letter of understanding, binding letter of intent, voluntary recognition agreement or similar obligations with any trade union, association which may qualify as a trade union, council of trade unions, employee bargaining agent, affiliated bargaining agent, employee association or similar entity which would cover any Company Employee, (ii) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labour organization of any kind to organize any employees of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has experienced any work stoppage, labour strike, slowdown, or other material labour disruption. The Company and its Subsidiaries are in material compliance with all applicable Laws respecting employment and labour, including employment and labor standards, terms and conditions of employment, wages and hours, overtime and overtime classification, labour relations, human rights, pay equity, accessibility, language, immigration, occupational health and safety and workers’ compensation. To the Knowledge of the Company, there is no (i) unfair labour practice charge or complaint against the Company or any of its Subsidiaries pending before the Ontario Labour Relations Board, the National Labor Relations Board or any similar agency, or (ii) administrative charge, court complaint or other Proceeding against the Company or any of its Subsidiaries concerning workers’ compensation, alleged employment discrimination or other employment related matters or breach of any Law or Contract pending or, to the Knowledge of the Company, threatened in writing before any Governmental Authority including the Human Rights Tribunal of Ontario and the U.S. Equal Employment Opportunity Commission or any other similar agency.

(g)           Neither the Company nor any Subsidiary (i) placed any Company Employee on temporary layoff, furlough, infectious disease emergency leave or any similar status, or (ii) materially changed the compensation or benefits or any other term and condition of employment of any Company Employee (other than remote working required by applicable Law), in either case as a result of COVID-19.

(h)           In the last three (3) years (i) to the Knowledge of the Company, no allegations of sexual harassment, sexual assault, sexual misconduct, discrimination or similar behavior have been made by or against any Company Employee, and (ii) neither the Company nor any Subsidiary has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any contract or provision similar to any of the foregoing, relating directly or indirectly to any such allegation.

Section 3.18          Compliance With Laws.

(a)           Each of the Company and its Subsidiaries is, and at all times since September 1, 2019 has been, in compliance with all Laws applicable to the Company and its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not been, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted, except as has not been, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Since September 1, 2016, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated any applicable anti-money laundering or terrorist financing Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to material violations of applicable anti-money laundering or terrorist financing Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable anti-money laundering and terrorist financing Laws.

(d)           Since September 1, 2016, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated any applicable sanctions, export control, anti- boycott, customs Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to violations of applicable sanctions, export control, anti-boycott, or customs Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable sanctions, export control, anti-boycott, and customs Laws.

(e)           Since September 1, 2016, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated applicable Anticorruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corrupt Practices Act of 1977) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable Anticorruption Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to material violations of applicable Anticorruption Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable Anticorruption Laws.

(f)            Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries: (i) is, or, to the extent the concept of ownership or control is applicable to such Person, is owned or controlled by, a person or entity subject to the sanctions, regulations orders, embargoes or restrictive measures administered, enacted or enforced by (x) the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited persons made publicly available or provided to the Company or any of its Subsidiaries by any Governmental Authority; or (y) the Canadian Government, including Global Affairs Canada and Public Safety Canada (and any successors thereto) including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Foreign Extraterritorial Measures Act (Canada), the Export and Import Permits Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (such entities, persons or organizations in (x) and (y) collectively, the “Restricted Parties”); or (ii) except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions imposed by the United States or Canada, including Iran, Iraq, Libya, North Korea and Syria in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law.

Section 3.19           Intellectual Property Rights.

(a)           Section 3.19(a) of the Company Disclosure Letter contains a complete and accurate list (in all material respects) as of the date hereof of all material Intellectual Property owned by the Company or any of its Subsidiaries, and all Company Registered IP, including the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not have, or would not reasonably be excepted to have, individually or in the aggregate, a Company Material Adverse Effect, all such Company Registered IP is in good standing and in full force and effect (other than such Company Registered IP comprising applications) and, to the Knowledge of the Company, is valid and enforceable (other than such Company Registered IP comprising applications).

(b)           Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries exclusively own, have a valid license or otherwise have a right to use, free of all Liens other than Permitted Liens; and (ii) all Intellectual Property used in the conduct of the businesses of the Company and its Subsidiaries as currently conducted and all such Intellectual Property is sufficient for the conduct of the business as currently conducted. The Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of the confidential information of the Company and its Subsidiaries.

(c)           (i) To the Knowledge of the Company, no material Intellectual Property owned by the Company and its Subsidiaries has been or is infringed, misappropriated or otherwise violated by any third party in any material respect and (ii) except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 1, 2015, neither the Company nor any Subsidiary of the Company has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or violating, any Intellectual Property of any third party.

(d)           (i) There is no pending or, to the Knowledge of the Company, threatened Proceeding regarding the ownership, validity, enforceability or registrability of, or use by, the Company or any Subsidiary of any material Intellectual Property owned by the Company or any of its Subsidiaries; and (ii) since September 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice of any infringement, misappropriation or other violation of the rights of any third party with respect to the use of any material Intellectual Property.

(e)           Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current and former employees, contractors and other representatives of the Company or its Subsidiaries who contributed to the development of any Intellectual Property on behalf of the Company or its Subsidiaries have executed valid and enforceable agreements pursuant to which such Person has effectively and irrevocably assigned to Company all rights in and to such Intellectual Property and has waived all moral rights therein in favor of Company.

(f)            The Company and its Subsidiaries will continue to own or have the right to use after the Closing, valid rights or licenses as are sufficient to use all material Intellectual Property used in the businesses to the same extent as prior to the Closing.

(g)           Except as would not have, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has used, distributed or made available any open source software in any manner that would or could: (i) require the disclosure or distribution of any Intellectual Property owned by the Company or any of its Subsidiaries; (ii) require the licensing of any Intellectual Property owned by the Company or any of its Subsidiaries, including for the purpose of making modifications or derivative works; (iii) impose any restriction on the consideration to be charged for the distribution of any Intellectual Property owned by the Company or any of its Subsidiaries; (iv) create, or purport to create, obligations for the Company or any of its Subsidiaries with respect to the Intellectual Property owned by the Company or any of its Subsidiaries or grant, or purport to grant, to any third party, any rights or immunities with respect to any Intellectual Property owned by the Company or any of its Subsidiaries; or (v) impose any other material limitation, restriction, or condition on the right of the Company or any of its Subsidiaries to use or distribute any Intellectual Property owned by the Company or any of its Subsidiaries. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the use of any Intellectual Property owned by the Company or any of its Subsidiaries does not require use of any Open Source Software that would create (or purport to create) any such obligations or grant (or purport to grant) any such rights or immunities. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have been and are in compliance with all applicable licenses to open source software that is or has been used, distributed or made available by the Company or any of its Subsidiaries in any way.

(h)           To the Knowledge of the Company, since September 1, 2019, there has been no unauthorized access to or any compromise (including any loss of confidentiality, integrity or availability) of any Company IT Systems, or data or Personal Information thereon, or used, accessed or disclosed any Personal Information or Company IT System that has caused a Data Security Incident or any violation of any Privacy and Security Requirement.

(i)            The Company has implemented reasonable administrative, physical and technical safeguards (but in no event less than what is required by applicable Law, Privacy Laws or any Material Contract) to (i) secure Company IT Systems and Personal Information from unauthorized access or use, (ii) defend Company IT Systems against denial of service attacks, distributed denial of service attacks, hacking attempts, security threats, ransomware incidents, and like attacks and activities, and (iii) maintain the continued, uninterrupted, and error free operation of Company IT Systems, including by employing security, maintenance, disaster recovery, redundancy, backup, archiving, virus or malicious device scanning/protection measures, patching and penetration testing and monitoring. The Company and its Subsidiaries maintain, and, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, have remained in compliance with, written policies and procedures concerning the prevention, detection, containment and correction of security violations related to Company IT Systems. The Company has made available to Purchaser true and accurate copies of all material written procedures related to the foregoing. The Company IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Company’s business as currently conducted.

(j)            Except as would not have, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company IT Systems have had no errors or defects that have not been materially remedied. To the Knowledge of the Company, the Company IT Systems contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Company IT Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs,” “back doors” or “advanced persistent threats”) that materially adversely affect, or could reasonably be expected to materially adversely affect, the value, functionality, or performance of any Company or Subsidiary product or service. Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries have experienced within the past three (3) years any disruption to, or material interruption in, the conduct of their business attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any Company IT Systems that has not been materially remedied. The Company has provided Purchaser with all material information security audit reports, penetration test reports and results, and any information about any insider threat programs created, conducted or completed within the past three (3) years.

(k)           Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole: (i) since September 1, 2019, the Company and its Subsidiaries have been and are in compliance with Privacy and Security Requirements applicable to Company and its Subsidiaries; (ii) the Company and its Subsidiaries have established and have in place commercially reasonable security measures, policies and procedures that, in each case, are reasonably designed to protect (A) the security, confidentiality and integrity of transactions executed through their information technology systems, and of all confidential and proprietary data and Personal Information maintained by or on behalf of the Company and its Subsidiaries and (B) against unauthorized access to their information technology systems and any Personal Information in their custody or control; and (iii) since September 1, 2019, to the Knowledge of the Company, neither the Company nor its Subsidiaries has suffered a Data Security Incident or other security breach of, unauthorized access to, unauthorized use of information technology systems; (iv) to the Company’s Knowledge, there are no current, pending, or threatened investigations or audits by any Governmental Authority related to the Privacy and Security Requirements; (v) the consummation of the transactions contemplated by this Agreement, and any disclosure of Personal Information to Purchaser and Parent in connection therewith, will not result in a violation of any Privacy and Security Requirements; and (vi) the Company and each Subsidiary has complied with Anti-Spam Laws in respect of the sending of direct electronic communications and the installation of computer programs on the computer systems of other Persons and has maintained commercially reasonable records to demonstrate such compliance.

Section 3.20          Properties. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary thereof has good title to, or, in the case of property held under a lease or other Contract, a valid leasehold interest in all of the owned or leased properties and assets of the Company and its Subsidiaries, including all assets reflected in the most recent consolidated balance sheet of the Company included in the Company Reports or acquired after the date of such balance sheet (except for such assets that have been sold or otherwise disposed of since such balance sheet date in the ordinary course of business). The Company or a Subsidiary thereof owns all such owned material assets and properties free and clear of all Liens, other than Permitted Liens. The Company or a Subsidiary thereof does not own and has never owned any real property. Section 3.20 of the Company Disclosure Letter contains a complete and accurate list of each Company Lease including: (a) the date of the Company Lease and any amendments to it and (b) the municipal address and applicable unit subject to each Company Lease. As of the date hereof, the Company has delivered to or made available to Purchaser a true and complete copy of each Company Lease. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Lease is in full force and effect and is a valid and binding obligation of the Company or its Subsidiaries, as the case may be, except as may be limited by the Enforceability Exceptions and (ii) neither the Company nor any of its Subsidiaries is, nor, to the Knowledge of the Company, is any other party (in each case, with or without notice or lapse of time, or both) in breach or default under any Company Lease. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the current use of each property subject to a Company Lease complies with applicable Laws and the applicable premises (including all related fixtures and improvements) are adequate and suitable for the purposes for which they are presently being used by the Company or a Subsidiary thereof. None of the Company Leases have been assigned by the Company or a Subsidiary thereof.

Section 3.21          Insurance. Except as would not, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the insurance policies maintained by the Company and its Subsidiaries provide insurance in such amounts and against such risks as are customary and adequate for companies of similar size and operating in the same industry and jurisdictions as the Company and its Subsidiaries; (b) such insurance policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due with respect to all such policies have been paid; and (c) neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any such insurance policy.

Section 3.22           Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or Person except Morgan Stanley Canada Limited, Canaccord Genuity Corp. and Greenhill & Co. (each, a “Financial Advisor”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from the Company in connection with any of the transactions contemplated hereby. The Company has disclosed to Purchaser all material terms of the engagement of each Financial Advisor, including the amount of such fees and any right of first offer or other “tail” provisions.

Section 3.23          Opinion of Financial Advisor. Each Financial Advisor has delivered to the Board an opinion to the effect that, as of the date hereof, the consideration to be received by holders of Shares pursuant to the Arrangement is fair, from a financial point of view, to such holders. The Company has been authorized by each Financial Advisor to permit inclusion of its opinion and references thereto in the Company Proxy Statement.

Section 3.24          Rights Agreement; Anti-Takeover Provisions. The Company does not have any shareholder rights plans in effect. None of the Company, this Agreement, the Arrangement or any of the other transactions contemplated hereby is subject to any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company, assuming compliance with MI 61-101, if applicable.

Section 3.25          Environmental Matters. Except as has not had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company and each of its Subsidiaries is, and has been since September 1, 2019, in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and since September 1, 2019, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim, in each case, alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law.

(b)           Since September 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of, and to the Knowledge of the Company, there has been no spill or other release of any Hazardous Materials at, on or under any property owned or leased by the Company or any of its Subsidiaries that would reasonably be expected to result in liability under Environmental Laws on the part of the Company or any of its Subsidiaries.

(c)           Neither the Company nor any Subsidiaries has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

Section 3.26          Material Contracts.

(a)           Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, in each case other than any Company Benefit Plan, any Contract, obligation, judgment, injunction, order or decree:

(i)	that would be required to be filed by the Company as a “material contract” under Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations;

(ii)	that contains any provision that materially limits or restricts (or purports to materially limit or restrict) the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, in each case, other than the Organizational Documents of the Company and its Subsidiaries;

(iii)	other than solely among direct or indirect wholly-owned Subsidiaries of the Company, relating to the creation, incurrence, assumption or guarantee of Indebtedness of the Company and its Subsidiaries in a principal amount that exceeds $2,500,000;

(iv)	that is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company, its Subsidiaries or their respective Affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(v)	that (A) limits in any material respect either the type of business in which the Company, its Subsidiaries and their respective Affiliates may engage or the manner or locations in which any of them may so engage in any business, or (B) grants “most favoured nation” status in a manner that would materially restrict or affect the future business activity of the Company and its Subsidiaries and their respective Affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vi)	that grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any ownership interest of the Company or its Subsidiaries or any business or assets of the Company and its Subsidiaries, taken as a whole, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vii)	that obligates the Company or any of its Subsidiaries to make any (or any series of related) capital commitment or capital expenditure (excluding capitalized salaries) in excess of $2,500,000 individually after the date hereof through September 1, 2022 or $2,500,000 individually thereafter;

(viii)	that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company and/or its Subsidiaries in an amount having an expected value in excess of $2,500,000 in the fiscal year ending August 31, 2021 or in any fiscal year thereafter and cannot be cancelled by the Company and/or its Subsidiaries without penalty or further payment without more than 180 days’ notice;

(ix)	that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any material joint venture, limited liability company, partnership or other similar arrangement;

(x)	that is a “market access”, “skin” or similar Contract relating to the operation or allocation of revenue with respect to online sports betting or other gaming; and

(xi)	that (A) relates to the acquisition, disposition or similar business combination transaction of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (x) any material earn-out or deferred or contingent payment obligations remain outstanding or (y) a material claim for indemnification may still be made against the Company or any of its Subsidiaries (excluding for breaches of representations and warranties), or (B) relates to any pending acquisition, disposition or similar business combination transaction (whether by merger, sale of stock, sale of assets or otherwise), in each case where the consideration is in excess of $2,500,000.

Each Contract constituting any of the foregoing types of Contract (whether or not listed on Section 3.26 of the Company Disclosure Letter) is referred to as a “Material Contract”.

(b)           A true and complete copy of each Material Contract has been made available to Purchaser. Except for expirations in the ordinary course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company or its Subsidiaries, as applicable, in accordance with its terms, except as may be limited by the Enforceability Exceptions and except where the failure of such Material Contract to be enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any such Material Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of any Material Contract except where the failure of such Material Contract to be valid or enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.27          Registrant and Reporting Issuer Status and Stock Exchange Compliance.

(a)           As of the date hereof, the Company is an SEC registrant and a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces of Canada. There is no order delisting, suspending or cease trading any securities of the Company. The Shares are listed and posted for trading on the NASDAQ and the TSX, and are not listed or quoted on any market other than the NASDAQ and the TSX, and the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ and the TSX.

(b)           The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from the Ontario Securities Commission or any other Canadian Securities Administrator seeking to revoke the Company’s reporting issuer status.

(c)           No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened in writing or, to the Knowledge of the Company, has been otherwise threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

Section 3.28          U.S. Securities Law Matters.

(a)            The Shares are registered pursuant to Section 12(b) of the Exchange Act and the Company is in compliance with its reporting obligation pursuant to Section 13 of the Exchange Act.

(b)           Other than the Shares, the Company does not have, nor is it required to have, any class of securities registered under the Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the Exchange Act.

(c)           The Company is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

(d)           The Company is and at all times since March 1, 2021 has been a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.

Section 3.29           Competition Act. The Company, together with its affiliates (as such term is defined under the Competition Act), neither has assets in Canada with an aggregate value in excess of CAD$350 million nor aggregate gross revenues from sales in, from or into Canada in excess of CAD$350 million, all as determined in accordance with section 109 of the Competition Act and the regulations thereto.

Section 3.30          Licensability. None of the Company, any of its Subsidiaries or any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the Company or any of its Subsidiaries for a Gaming Approval by a Gaming Authority, or any holders of shares in the capital of the Company or other equity or voting interest in the Company who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn with prejudice (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority, except where such denial was the result of a competitive process for a single or limited number of available Gaming Approvals. The Company, its Subsidiaries and each of their respective Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates, or manages gaming facilities. To the knowledge of the Company, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the licensing, suitability, registration or approval proceedings necessary for the consummation of the transactions contemplated hereby. Neither the Company nor, to the Company’s Knowledge, any of its Licensing Affiliates has received notice of any investigation or review by any Governmental Authority under any Gaming Law with respect to the Company or any of its Licensing Affiliates that is pending, and, to the Company’s Knowledge, no investigation or review is threatened, nor has any Governmental Authority indicated in writing any intention to conduct the same, other than, in each case, in connection with ordinary course investigations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Except (a) as set forth in the correspondingly numbered section of the disclosure letter delivered to the Company by Purchaser concurrently with entering into this Agreement (the “Purchaser Disclosure Letter”) (it being agreed that any reference in a particular Section of the Purchaser Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) all other representations and warranties of Purchaser and Parent that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent based on the content and context of such disclosure) or (b) other than for purposes of the representations and warranties set forth in Sections 4.1, 4.2 and 4.5, as disclosed in the Parent Reports filed or furnished with the SEC on or after January 1, 2020 and prior to the date hereof (excluding (i) any disclosure in any risk factor section, (ii) any disclosure of risks included in any “forward-looking statements” disclaimer and (iii) any other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature), but only if, the nature and content of the applicable disclosure in such Parent Reports is such that its applicability to a representation or warranty contained in this Article IV would be reasonably apparent based on the content and context of such disclosure, each of Purchaser and Parent hereby represents and warrants to the Company that:

Section 4.1             Corporate Existence and Power.

(a)           Purchaser is duly organized, validly existing and in good standing under the Laws of British Columbia and has all corporate power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. Parent is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania and has all corporate power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder.

(b)           Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary; except where the failure to be so duly approved, qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2           Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Purchaser. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent. No corporate proceedings other than those previously taken or conducted on the part of Purchaser and Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and Parent and, assuming the due and valid execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Purchaser and Parent enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions and will not (a) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (b) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries.

Section 4.3            Governmental Authorization. Assuming the accuracy of the representations and warranties in Section 3.3, the execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, any Governmental Authority, other than (a) filings under the BCBCA; (b) filings under the Investment Canada Act; (c) compliance with the applicable requirements of Securities Laws; (d) compliance with any applicable foreign, state or provincial securities or blue sky laws; (e) the Interim Order and Final Order; (f) the consents and/or notices listed in Section 3.3 of the Parent Disclosure Letter; (g) the Gaming Consents; (h) the filing of any required premerger notification and report forms under the HSR Act; and (i) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.4           Non-Contravention. The execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational documents of Purchaser or Parent, (b) assuming compliance with the items specified in Section 4.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Purchaser or any of its properties or assets, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or any event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or Parent or to a loss of any material benefit to which Purchaser or Parent is entitled under any Contract, except in the case of clauses (b) and (c) above only, which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.5            Capitalization.

(a)           The authorized share capital of Parent consists of 400,000,000 Parent Shares, 1,000,000 shares of Series B Preferred stock, $0.01 par value (“Series B Preferred Stock”), 18,500 shares of Series C Preferred stock, $0.01 par value (“Series C Preferred Stock”) and 5,000 shares of Series D Preferred stock, $0.01 par value (“Series D Preferred Stock”). As of June 30, 2021, there were (A) 158,954,266 Parent Shares issued and 156,786,873 Parent Shares outstanding, (B) no shares of Series B Preferred Stock issued and outstanding, (C) no shares of Series C Preferred Stock issued and outstanding, and (D) 926 shares of Series D Preferred Stock issued and 775 Series D Preferred Stock outstanding. The Company has also reserved for issuance 5,011,193 Parent Shares pursuant to its 2018 Long Term Incentive Compensation Plan. All outstanding Parent Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b)           The Parent Shares to be issued at the Effective Time will be duly and validly issued by Parent and fully paid and non-assessable. Prior to the Effective Time, Parent will reserve for issuance the Parent Shares to be issued upon conversion of the Exchangeable Shares.

Section 4.6            Security Ownership. Except for Penn Interactive, which beneficially owns or exercises control or direction over 1,666,667 Class A Shares, none of Parent, Purchaser, any of their Affiliates or any Person acting jointly or in concert with Purchaser or Parent, beneficially owns or exercises control or direction over any securities of the Company.

Section 4.7            Registrant Status and Stock Exchange Compliance. Parent is an SEC registrant. There is no order delisting, suspending or cease trading any securities of Parent. The Parent Shares are listed and posted for trading on the NASDAQ, and are not listed or quoted on any market other than the NASDAQ, and Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

Section 4.8             U.S. Securities Law Matters.

(a)           The Parent Shares are registered pursuant to Section 12(b) of the Exchange Act and Parent is in compliance with its reporting obligation pursuant to Section 13 of the Exchange Act.

(b)           Parent is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

Section 4.9             Reports and Financial Statements.

(a)           Parent has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2020 (all such forms, reports, statements, certificates and other documents filed since January 1, 2020, with any amendments thereto, collectively, the “Parent Reports”), each of which, including any financial statements included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of Securities Laws as of the date filed with the SEC. None of Parent’s Subsidiaries is required to file periodic reports with the SEC. None of the Parent Reports contained, when filed with the SEC or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent Reports. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent Report filed or furnished by Parent with the SEC since January 1, 2020.

(b)           The consolidated historical financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations, comprehensive income (loss), stockholders’ equity and cash flows and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to normal year-end audit adjustments). Such consolidated financial statements (including the related notes) complied, as of the date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes) was prepared in accordance with U.S. GAAP, consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act.

(c)           Management of Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities and (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Board of Directors of Parent (x) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting (as defined in Rule 13a- 15(f) of the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. To the Knowledge of Parent, no events, facts or circumstances have arisen or become known since December 31, 2020 of the type referred to in clauses (ii)(x) or (ii)(y) of the immediately preceding sentence.

(d)           Since January 1, 2020, Parent has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its respective internal accounting controls, including any credible complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices.

(e)           As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent Reports. As of the date hereof, none of the Parent Reports is, to the Knowledge of Parent, the subject of ongoing SEC review.

Section 4.10          Undisclosed Liabilities. Except (a) for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of Parent (including the notes thereto) for the year ended December 31, 2020 included in the Parent Reports, (b) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020, (c) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, (d) for liabilities incurred in connection with the execution of this Agreement and the transactions contemplated hereby, or (e) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any liability that would be required by U.S. GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of Parent and its Subsidiaries (including the notes thereto).

Section 4.11          Disclosure Documents. None of the information supplied or to be supplied by Purchaser or any of its Affiliates specifically for inclusion in the Company Proxy Statement or, if applicable, any other filing by the Company with the SEC and the Canadian Securities Administrators that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, in each case, as may be amended or supplemented, will, at the time it is filed with the SEC and the Canadian Securities Administrators, or, in the case of the Company Proxy Statement or any other document required to be mailed to the Company Shareholders under applicable Securities Laws in connection with the transactions contemplated hereby, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.12          Litigation. There is no Proceeding pending or, to the Knowledge of Purchaser or Parent, threatened in writing against Purchaser or Parent which would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or the compliance by Purchaser or Parent with its obligations under this Agreement. There is no order, writ or injunction of any Governmental Authority outstanding against Purchaser or Parent that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.13          Sufficient Funds. Parent has, and Purchaser will have at the Effective Date, sufficient funds available to satisfy the payment of the cash portion of the Consideration payable in accordance with the terms of the Plan of Arrangement, including sufficient funds to satisfy any aggregate cash payment in lieu of fractional Parent Shares and Exchangeable Shares.

Section 4.14          Purchaser.

(a)           At the Effective Time, except as contemplated by the Arrangement, Parent or one or more wholly-owned Subsidiaries of Parent will own all of the outstanding shares of Purchaser other than the Exchangeable Shares to be issued to Company Shareholders in the Arrangement or in connection with the Arrangement, and Purchaser will be a “taxable Canadian corporation” within the meaning of the ITA.

(b)           The Exchangeable Shares to be issued in connection with the Arrangement will be duly and validly issued by Purchaser and fully paid and non-assessable. The term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares is set forth in Exhibit C hereto.

Section 4.15         Freely Tradeable Shares. The Parent Shares and the Exchangeable Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the Securities Act, as amended, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators.

Section 4.16          Competition Act. The Purchaser, together with its affiliates (as such term is defined under the Competition Act), neither has assets in Canada with an aggregate value in excess of CAD$50 million nor aggregate gross revenues from sales in, from or into Canada in excess of CAD$50 million, all as determined in accordance with section 109 of the Competition Act and the regulations thereto.

Section 4.17          Compliance with Laws.

(a)           Each of Parent and its Subsidiaries is, and at all times since September 1, 2019 has been, in compliance with all Laws applicable to Parent and its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not been, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.18          Parent Permits. Parent and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to possess or file the Parent Permits has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Parent and each of its Subsidiaries is in material compliance with the terms and requirements of all Parent Permits, except where such non-compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.19   Absence of Certain Changes or Events. Since December 31, 2020, (a) no Change has occurred or existed which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) the Purchaser and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice in all material respects (except (i) for actions taken in connection with this Agreement; or (ii) as required to comply with or implement any COVID-19 Measures).

Section 4.20   Tax Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries have prepared and timely filed, or have had prepared and timely filed on their behalf, (taking into account any valid extension of time within which to file) all Tax Returns required by Law to be filed by any of them and all such Tax Returns are complete and accurate, (b) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them, other than Taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with U.S. GAAP on the financial statements of Parent and its Subsidiaries contained in the Parent Reports, (c) there are no Liens for Taxes, other than Permitted Liens, on any of the assets of Parent or any of its Subsidiaries, (d) none of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2), and (e) none of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

Section 4.21   State Takeover Statues. The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby all applicable state anti-takeover statutes or regulations (including subchapters E, F, G and H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 (including any successor laws, rules, regulations, as amended or supplemented hereafter or any applicable law, rule, or regulations of the Pennsylvania Associations Code, as amended or supplemented hereafter)). As of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state and applicable to Parent will prohibit or impair the consummation of the Arrangement or the other transactions contemplated by this Agreement.

Section 4.22   Vote Required. No vote is required by the holders of any class or series of Parent’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable law or pursuant to the rules of NASDAQ as a result of this Agreement or the transactions contemplated hereby.

Section 4.23   Licensability. To the knowledge of Parent, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of Parent, its Subsidiaries and each of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the Parent or any of its Subsidiaries for a Gaming Approval by a Gaming Authority, or any holders of shares in the capital of the Parent or other equity or voting interest in the Parent who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing persons collectively, the “Parent Licensing Affiliates”), in each case which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Parent Licensed Parties”) or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Parent Licensed Parties currently pending, or under the licensing, suitability, registration or approval proceedings necessary for the consummation of the transactions contemplated hereby. Neither the Parent nor, to the Parent’s Knowledge, any of its Parent Licensing Affiliates has received notice of any investigation or review by any Governmental Authority under any Gaming Law with respect to the Parent or any of its Parent Licensing Affiliates that is pending, and, to the Parent’s Knowledge, no investigation or review is threatened, nor has any Governmental Authority indicated in writing any intention to conduct the same, other than, in each case, in connection with ordinary course investigations or except which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1   Conduct of the Company and Subsidiaries. Except for matters set forth in Section 5.1 of the Company Disclosure Letter, as otherwise expressly contemplated by or specifically provided in this Agreement, as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), as required by applicable Law or as required to comply with, or implement, any COVID-19 Measures, from the date hereof until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, (a) conduct their respective businesses in the ordinary course consistent with past practice, (b) preserve intact in all material respects its business organization, and their existing relationships with Persons having material business relationships therewith, and (c) comply with all applicable Law in all material respects. Without limiting the generality of the foregoing, and except for matters set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or specifically provided in this Agreement (including the Plan of Arrangement), as required by applicable Law or as required to comply with, or implement any COVID-19 Measures, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a)            amend or otherwise change the Company’s Organizational Documents or amend or otherwise change the Organizational Documents of the Company’s Subsidiaries;

(b)            issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or acceleration of the vesting of, any shares of capital or voting securities of any class of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares of capital or voting securities, or any other ownership interest (including, any phantom interest) of the Company or any of its Subsidiaries, or any Company Securities, except for the issuance of Class A Shares pursuant to (i) the conversion of the Convertible Debenture or (ii) the exercise of Company Options or the vesting of Company RSUs outstanding on the date hereof (in accordance with their terms);

(c)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares of capital or voting securities, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries;

(d)            reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, reduce the stated capital of, or amend the terms of, any of its shares of capital or voting securities;

(e)            (i) acquire (including by merger, consolidation, amalgamation, arrangement or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, the purchase price of which is in excess of $2,500,000 per acquisition or $5,000,000 in the aggregate; (ii) incur any Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business; (iii) enter into any Contract other than in the ordinary course of business, except such Contract as may be permitted by any other clause of this Section 5.1(e); (iv) make, authorize, or make any commitment with respect to, capital expenditures (other than capitalized salaries) except capital expenditures which are (A) with respect to August 2021, less than $750,000 in the aggregate and (B) with respect to fiscal year 2022, less than $18,000,000 in the aggregate; or (v) enter into or amend any Contract with respect to any matter set forth in this Section 5.1(e);

(f)             adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(g)            except as required pursuant to existing Company Benefit Plans in effect on the date hereof, (i) adopt, amend, or terminate any Company Benefit Plan or collective bargaining agreement or any arrangement that would constitute a Company Benefit Plan if adopted, except that the Company may amend any Company Benefit Plan providing health or welfare benefits in a manner that does not materially increase or materially decrease the benefits provided thereunder, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (iii) increase or materially decrease the cash compensation or welfare or pension benefits of Company Employees, (iv) grant any new awards under any Company Benefit Plan, (v) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or determined, (vi) hire any executive officer or promote any employee to an executive officer position, or (vii) terminate the employment of any executive officer other than for cause and after consulting with Purchaser;

(h)            take any action, other than as required by IFRS or any applicable Laws, with respect to financial accounting policies or procedures;

(i)             (i) change (or apply for any change to) any material Tax accounting period or make any change (or file any such change) in (x) any material method of Tax accounting or (y) any method for reporting income, deductions or accounting in respect of a material amount of Taxes, (ii) make, change or rescind any material Tax election, (iii) settle or compromise any Tax claim, assessment, reassessment or liability or any audit, investigation, examination or other proceeding by any Governmental Authority in respect of a material amount of Taxes, (iv) file any amended Tax Return involving a material amount of Taxes, (v) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or non- U.S. Law) relating to a material amount of Taxes, (vi) make a request for a Tax ruling to any Governmental Authority or (vii) surrender any right to claim a material Tax abatement, credit, reduction, deduction, exemption or refund;

(j)             make any “investment” (as defined for purposes of Section 212.3 of the ITA) in any corporation that is a “foreign affiliate” of the Company (as defined in the ITA);

(k)            enter into, renew, extend, amend in any material respect, waive any rights under, terminate or settle or compromise any material claim, liability or obligation under, any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole, or any Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(l)             settle or compromise any investigation or claim by a Governmental Authority, or any other Proceedings, or release, dismiss or otherwise dispose of any Proceeding, other than (x) settlements or compromises of Proceedings that do not exceed, individually or in the aggregate, more than $2,500,000 (net of insurance recoveries) and do not impose any material restrictions on the business or operations of the Company or any of its Subsidiaries or (y) any Proceedings in respect of Taxes or Tax matters, which shall be governed by Section 5.1(i);

(m)            take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement;

(n)            sell, lease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Subsidiary of the Company, other than (i) pursuant to existing written contracts or commitments;

(ii) sales of inventory and rental streams, of products or services, or obsolete equipment, or licensing of Intellectual Property, all in the ordinary course of business, (iii) sales, licenses, leases or other transfers to the Company or any of its wholly-owned Subsidiaries, or (iv) abandonments, lapses or other dispositions of Intellectual Property in the ordinary course of business;

(o)            enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(p)            terminate or cancel any insurance coverage maintained by the Company or any of its Subsidiaries with respect to any material assets which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(q)            enter any new material line of business outside of its existing business as of the date of this Agreement; or

(r)             announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.2   Conduct of Parent. Except for matters set forth in Section 5.2 of the Purchaser Disclosure Letter, as otherwise expressly contemplated by or specifically provided in this Agreement, as consented to in writing by the Company (which consent shall not be unreasonably withheld or delayed) or as required by applicable Law, from the date hereof until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms, Parent shall use its reasonable best efforts to (a) conduct its business in the ordinary course consistent with past practice, except as required to comply with the COVID-19 Measures, (b) preserve intact in all material respects its business organization, and its existing relationships with Persons having material business relationships therewith, and (c) comply with all applicable Law in all material respects. Without limiting the generality of the foregoing, and except for matters set forth in Section 5.2 of the Purchaser Disclosure Letter or as expressly contemplated or specifically provided in this Agreement (including the Plan of Arrangement), without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), Parent shall not:

(a)             amend or otherwise change its articles or bylaws in a manner that would prevent, materially delay or materially impede the ability of Parent to consummate the transactions contemplated by this Agreement or would disproportionately adversely impact the prospective holders of Exchangeable Shares relative to other holders of Parent Shares;

(b)            adopt a plan of complete or partial liquidation or dissolution of Parent;

(c)             and shall not permit any of its Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or assets which would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement, including the Arrangement;

(d)             and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any Indebtedness for borrowed money or any guarantee of such Indebtedness except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement, including the Arrangement;

(e)             take any action that would result in the need for Parent stockholder approval of the transactions contemplated by this Agreement;

(f)             take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement; or

(g)             announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.3   No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Purchaser’s operations. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4   Covenant Relating to Incentive Awards. Purchaser acknowledges and agrees that Purchaser, the Company or any other Person that makes a payment to a holder of Company Options who is a resident of Canada or who is employed in Canada or who was previously employed in Canada (both within the meaning of the ITA) in connection with the surrender or termination of the Company Options will forego any deduction under the ITA with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the ITA.

Section 5.5   Covenant Relating to Convertible Debenture. The Company will provide written notice of forced conversion to the holder of the Convertible Debenture on September 1, 2021 in accordance with the terms and conditions of the Convertible Debenture and will take all such actions as may be required to be taken to issue Class A Shares to such holder upon such conversion. The Company shall use commercially reasonable efforts to obtain from the holder of the Convertible Debenture a voting support agreement, pursuant to which such holder will agree with Purchaser and Parent, among other things, to vote its Shares in favour of the Arrangement Resolution, on substantially the same terms and conditions as the Voting Agreement with Relay Ventures.

Section 5.6   Covenant Relating to the Employee Share Purchase Plan. The Company will suspend the operation of its employee share purchase plan (the “ESPP”) as soon as reasonably practicable after date hereof and in any event no later than the date after the next Purchase Date (as that term is defined in the ESPP) following the date hereof.

Section 5.7   Covenants of Parent Relating to the Exchangeable Shares and Parent Shares. Parent shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)             at least five (5) Business Days prior to the Effective Date, incorporate and organize Callco under the laws of the Province of British Columbia;

(b)            cause Purchaser to create the Exchangeable Shares prior to the Effective Time in a manner reasonably acceptable to the Company and as set forth in Exhibit C hereto;

(c)             at the Effective Time, execute and deliver such agreements and take such other actions as are necessary to cause the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares to be as set forth in Exhibit C hereto;

(d)            apply for and use commercially reasonable efforts to obtain conditional approval of the listing on the NASDAQ by the Effective Time of the Parent Shares issuable pursuant to the Arrangement;

(e)            apply for and use commercially reasonable efforts to obtain conditional approval of the listing on the NASDAQ of the Parent Shares issuable pursuant to the exchange or exercise of the Exchangeable Shares; and

(f)             not take any action which would reasonably be expected to prevent the exchange of Shares for consideration that includes Exchangeable Shares under the Arrangement by Eligible Holders who make and file a valid tax election under subsection 85(1) or (2) of the ITA as described, and on the terms set forth, in the Plan of Arrangement from being treated as a tax- deferred transaction for purposes of the ITA if such holders are otherwise eligible for such treatment.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1   Company Meeting; Proxy Material.

(a)             The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of the Company Shareholders (the “Company Meeting”) for the purpose of obtaining the approval of the Arrangement Resolution by the Company Shareholders in accordance with its Organizational Documents, applicable Law and the Interim Order as promptly as reasonably practicable and in any event on or before October 15, 2021, and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under applicable Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Proxy Statement and agreed to by Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Purchaser, except (x) as required by Law or by a Governmental Authority or (y) to a date no later than ten (10) days after the date on which the Company Meeting is as of such time scheduled, if as of the time for which the Company Meeting is as of such time scheduled, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received sufficient votes to constitute the Requisite Vote at the Company Meeting, (ii) except to the extent that the Board shall have withdrawn or modified its approval of the Arrangement or Recommendation if permitted by Section 6.4, use reasonable best efforts to solicit proxies (A) in favour of the Arrangement Resolution by the Company Shareholders, including, if requested or consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution and (B) against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement; (iii) include in the Company Proxy Statement (A)(1) except to the extent that the Board shall have withdrawn or modified its approval of the Arrangement or Recommendation if permitted by Section 6.4, a statement that the Board, after consulting with outside legal counsel and financial advisors, has determined that the Arrangement is in the best interests of the Company and recommends that Company Shareholders approve the Arrangement (the “Recommendation”); (2) a statement that, to the Knowledge of the Company, each director and executive officer of the Company who owns Shares intends to vote all such individual’s Shares in favour of the Arrangement Resolution, and (3) a statement that each of the Supporting Shareholders has signed a Voting Agreement pursuant to which, and subject to the terms thereof, each such Person has agreed to, among other things, vote all such Person’s Shares in favour of the Arrangement Resolution; and (B) the written opinions of the Financial Advisors referred to in Section 3.23; (iv) provide Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by Purchaser; and (v) advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the total number of votes received in favour and the total number of votes received opposing the Arrangement Resolution.

(b)             On the date of mailing thereof, the Company shall ensure that the Company Proxy Statement complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting, and, without limiting the generality of the foregoing, shall ensure that the Company Proxy Statement will not contain any misrepresentation (except that the Company shall not be responsible for any information included in the Company Proxy Statement relating to Parent, Purchaser and their respective Affiliates and the Consideration Shares that was provided by Parent or Purchaser expressly for inclusion in the Company Proxy Statement pursuant to Section 6.1(b)). The Company Proxy Statement shall also contain such information as may be required to allow Parent and Purchaser to rely upon the exemption from registration provided under Section 3(a)(10) of the Securities Act with respect to the offer and sale of the Parent Issued Securities pursuant to the Arrangement.

(c)             Purchaser shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under applicable Law. Purchaser shall ensure that such information does not include any misrepresentation concerning Parent, Purchaser, their respective Affiliates and the Consideration Shares, and will indemnify the Company for all claims, losses, costs and expenses incurred by the Company in respect of any such misrepresentation or alleged misrepresentation contained in any information regarding Parent, its Affiliates and the Consideration Shares included in the Company Proxy Statement that was provided by Parent or Purchaser expressly for inclusion in the Company Proxy Statement pursuant to this Section 6.1(b). Parent, Purchaser and the Company shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, or other expert information required to be included in the Company Proxy Statement and to the identification in the Company Proxy Statement of each such advisor.

(d)             Notwithstanding anything to the contrary stated above, prior to filing or mailing of the Company Proxy Statement or the filing of such other documentation required in connection with the Company Meeting (or, in each case, any amendment or supplement thereto), the party responsible for filing or mailing such document shall consult with the other party and provide the other party an opportunity to review and comment on such document and shall include in such document comments reasonably proposed by the other party; provided that all information relating solely to Parent, Purchaser and their respective Affiliates included in the Company Proxy Statement or such other documentation shall be in form and content approved in writing by Purchaser, acting reasonably. The Company shall provide Purchaser with final copies of the Company Proxy Statement prior to the mailing to Company Shareholders.

(e)             Each of the Company and Purchaser shall promptly notify the other if at any time before the Company Meeting it becomes aware that the Company Proxy Statement or any other filing with the SEC and the Canadian Securities Administrators that may be required under applicable Securities Laws with the SEC or the Canadian Securities Administrators, if any, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made and the parties shall cooperate in the preparation of any amendment or supplement to the Company Proxy Statement or any other filing as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Proxy Statement or any other filing to Company Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Authority and as otherwise required.

Section 6.2   Filings, Approvals, Authorizations, Permits and Orders.

(a)             Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby, including preparing and filing as promptly as practicable all documentation to effect all necessary or appropriate filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons. In furtherance and not in limitation of the foregoing, Purchaser agrees to make, or cause to be made (except where a filing consent, waiver, approval, authorization, Permit or order from a Governmental Authority or other Person is to be obtained by both parties in which case the parties shall make or cause to be made):

(i)	within ten (10) Business Days after the date hereof, Purchaser shall file a notice under Part III of the Investment Canada Act to the Director of Investments, Investment Review Division, Department of Innovation, Science and Economic Development; and

(ii)	within ten (10) Business Days after the date hereof, Purchaser shall file an application for review under the Investment Canada Act with the Cultural Sector Investment Review Division of Department of Canadian Heritage; and

(iii)	within five (5) Business Days of the date hereof, in connection with each of the Gaming Consents and Gaming Notifications, request that the applicable Governmental Authority confirm in writing (including by email) that no consent, waiver, approval, authorization, Permit or order is required to be obtained by any of the parties prior to Closing to consummate the transactions contemplated hereby and if such written confirmation is not received within fifteen (15) Business Days of the date hereof, within twenty (20) Business Days of the date hereof an appropriate filing in connection with each of the Gaming Consents and Gaming Notifications;

(iv)	within ten (10) Business Days after the date hereof, filing a notification and report form under the HSR Act; and

(v)	as soon as practicable after the date hereof, all other filings and authorizations required under applicable Law in connection with the transactions contemplated hereby.

(b)             Each party agrees to supply, as promptly as reasonably practicable, any information and documentary material that may be reasonably required by the other party in order to make the filings required by this Section 6.2, and such additional information and documentary material that may be requested by a Governmental Authority under applicable Law in connection with the transactions contemplated hereby and to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals, as applicable, as required under applicable Law, and to resolve any objections asserted with respect to the transactions contemplated hereby under any Law or by any Governmental Authority or by any private party challenging any of the transactions contemplated hereby, as soon as practicable. Notwithstanding the condition set forth in Section 7.1(d), the parties agree that if, in respect of a Gaming Consent set forth on in Section 1.1(a)(i) of the Purchaser Disclosure Letter, the applicable Governmental Authority has advised Parent, Purchaser and/or the Company in writing (including by email) that a consent, waiver, approval, authorization, Permit or order is not required to be obtained prior to Closing to consummate the transactions contemplated hereby, a filing in respect of such Gaming Consent shall not be made until after Closing and obtaining a consent, waiver, approval, authorization, Permit or order in respect of such Gaming Consent shall not be a condition to Closing.

(c)           Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated hereby as promptly as practicable and, in any event, before the End Date, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly keep the other party informed of any communication received by such party from, or given by such party to, any Governmental Authority (including promptly providing the other party with a copy of any correspondence received from a Governmental Authority) and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) provide the other party with reasonable advance opportunity to review and comment upon and consider in good faith the views of such other party in connection with any filing, submission, undertakings, communication to be given by it to any Governmental Authority or, in connection with any proceeding by a private party, with any other Person; provided, however, that any filings, submissions, notices, information, documentation, correspondence or requests to be provided pursuant to this Section 6.2(c) that are, in the reasonable view of the providing party, competitively sensitive, may be provided only to the external legal counsel or external experts of the other party together with a redacted version to be supplied to such other party; and (iv) provide the other party with a reasonable advance notice of any telephonic, video or in-person meeting with any Governmental Authority in connection with any filing, submission or notice provided pursuant to this Section 6.2(c), including in connection with obtaining the Investment Canada Act Approval, and provide such other party, together with their external legal counsel, an opportunity to attend and participate in such meeting unless such attendance is objected to by the Governmental Authority.

(d)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.2, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as prohibited by or violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, or if any Governmental Authority does not promptly issue any required authorization or approval, each of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, shall:

(i)	use commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby;

(ii)	contest, defend and appeal any Proceedings, whether judicial or administrative, brought or threatened to be brought by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the transaction contemplated by this Agreement from occurring prior to the End Date; and

(iii)	use commercially reasonable efforts to resolve any objections and avoid or eliminate each and every impediment asserted by a Governmental Authority and use commercially reasonable efforts to obtain any required authorization or approval from a Governmental Authority so as to allow the consummation of the transaction contemplated by this Agreement from occurring prior to the End Date.

Except as expressly provided for in Section 6.2(e), all such efforts pursuant to this Section 6.2 shall be unconditional and shall not be qualified in any manner. If any regulatory requirement agreed to by Parent and/or Purchaser requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, Parent and Purchaser hereby consent to the taking of such action by the Company and its Subsidiaries to the extent required by such regulatory requirement. Notwithstanding anything to the contrary, Parent, Purchaser, Company or Company’s Subsidiaries, as applicable, may make any obligation set out above in this Section 6.2(d) conditional upon, and only effective as of, the Closing.

(e)             Without limiting the generality of Parent’s, Purchaser’s and the Company’s undertakings pursuant to this Section 6.2, Parent and its Affiliates shall take any and all steps necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority, and also to obtain any required authorization or approval from any Governmental Authority, so as to enable the parties to close the Arrangement as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, undertaking, hold separate orders, or otherwise (i) the sale, divestiture or disposition of its or its Subsidiaries assets, properties or businesses or of the assets, properties or businesses of the Company or its Subsidiaries, (ii) the holding separate of particular assets or placing operating properties in trust upon the Closing pending obtaining control upon subsequent receipt of approval from any applicable Governmental Authority and (iii) the entry into such other structural, behavioural or financial arrangements, agreements or amendments as are necessary or advisable in order to obtain any required approvals from Governmental Authorities and to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, delay or prevent the consummation of the transactions contemplated hereby as soon as possible (and in any event before the End Date); provided, however, notwithstanding anything to the contrary in this Agreement, in no event (i) will Parent, Purchaser or their respective Affiliates be obligated to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or otherwise take any action that limits their freedom of action with respect to, or their ability to retain any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses (any such action, a “Regulatory Requirement”) that would result in a Burdensome Condition, (ii) will the Company or any of the Company’s Subsidiaries subject itself or any other Person to any Regulatory Requirement without the prior written consent of Purchaser (provided that the Purchaser shall agree to Regulatory Requirements that would not result in a Burdensome Condition), (iii) will Parent, Purchaser, the Company or the Company’s Subsidiaries be obligated to subject itself to any Regulatory Requirement unless such Regulatory Requirement is conditioned upon, and only effective as of, the Closing or (iv) will anything in this Section 6.2 require Parent, Purchaser, the Company or the Company’s Subsidiaries, any of their respective Affiliates or any other person to become subject to any Burdensome Condition.

(f)             Notwithstanding the foregoing, but without derogating from the obligations of the parties to take the actions set forth in this Section 6.2, Purchaser shall determine and direct all matters, efforts and strategy related to obtaining any necessary or appropriate filing, consent, waiver, approval, authorization, Permit or order from any Governmental Authorities or other Persons, including the Investment Canada Act Approval, the Gaming Consents, the Gaming Notifications and related to the HSR Act.

(g)             On the reasonable request of Purchaser, the Company shall use reasonable best efforts to make available its representatives to assist Purchaser in obtaining the Investment Canada Act Approval including by responding promptly to requests for support, documents, information, comments or input where reasonably requested by Purchaser.

Section 6.3   Access to Information.

(a)             Subject to applicable Law and compliance with the COVID-19 Measures, the Company will provide and will cause its Subsidiaries and its and their respective officers and employees to provide Purchaser and its Representatives, upon reasonable advance notice, (i) such access to the offices, properties, books and records, management and other personnel of the Company and its Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries) as Purchaser reasonably may request; (ii) monthly financial information of the type prepared by the Company’s management in the ordinary course of business, as and when finalized by the Company’s management and (iii) all documents that Purchaser reasonably may request, in each case, for reasonable business purposes related to the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, none of Purchaser or its Representatives shall have access to any books, records and other information the disclosure of which (A) would, in the Company’s good faith opinion, result in the loss of attorney-client privilege with respect to such books, records and other information; or (B) would violate any obligation of the Company, that is in existence as of the date hereof or comes into existence after the date hereof in the ordinary course of business, to a third party with respect to confidentiality, if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure and to prevent such obligation to come into existence to the extent it comes into existence after the date hereof. The parties will use their reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)             No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

(c)             All information obtained pursuant to this Section 6.3 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.4   Non-Solicitation.

(a)             Subject to Section 6.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, its Subsidiaries or any of their respective directors, officers, employees, consultants, agents, advisors, Affiliates and other representatives (“Representatives”) shall, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Purchaser, Parent and their respective Representatives) any information in connection therewith; (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal, (iii) fail to enforce or grant any waiver or release under any confidentiality, standstill or similar agreement with respect to any class of securities of the Company or any of its Subsidiaries; or (iv) authorize or commit to do any of the foregoing. Subject to Section 6.4(b), the Company, its Subsidiaries and their respective Representatives shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Representatives with respect to any potential Acquisition Proposals and, if not already so requested, request the prompt return, destruction or erasure of all confidential information previously furnished to any Persons or their Representatives during any solicitation, encouragement, discussion or negotiation that occurred at any time during the period commencing six (6) months prior to the date of this Agreement and ending on such date.

(b)             Notwithstanding any other provision of this Agreement or any standstill agreement or similarly restrictive agreement between the Company and any other Person, but subject to Section 6.4(c), if at any time following the date hereof and prior to obtaining the Requisite Vote, (i) the Company receives a bona fide written Acquisition Proposal from a third party not solicited or obtained in violation of Section 6.4(a) and (ii) the Board determines in good faith (after consultation with outside counsel and financial advisors) that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) that the failure to furnish information or enter into discussions or negotiations with such Person pursuant to this Section 6.4(b) would be inconsistent with its fiduciary duties under applicable Law, then, prior to obtaining the Requisite Vote, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that (x) the Company and its Representatives will not disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) the Company will promptly (and in any event within twenty-four (24) hours) provide or make available to Purchaser any non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, customers, partners and other third parties with whom the Company or its Subsidiaries has a relationship, provided to such other Person which was not previously provided to Purchaser.

(c)             The Company shall promptly (and in any event within twenty-four (24) hours) notify Purchaser in the event that the Company, its Subsidiaries or any of its or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by a Person or a group of related Persons. Any such notice required by the preceding sentence shall include the identity of the Person or group of Persons making such proposal, request or inquiry and the material terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request). The Company shall keep Purchaser informed on a prompt and current basis (and in any event within twenty-four (24) hours) as to the status and any material developments, modifications, discussions and negotiations concerning the matters referred to in the two preceding sentences that the Company is required to notify Purchaser in respect of, including the material terms and conditions thereof (and shall include a copy of any written modification or other material documentation relating thereto) and, upon the request of Purchaser, the Company shall reasonably inform Purchaser of the status thereof. Without limiting the foregoing, the Company shall notify Purchaser promptly (and in any event within twenty-four (24) hours) upon providing or making available information or engaging in negotiations concerning an Acquisition Proposal from a Person or group of related Persons pursuant to Section 6.4(b). Notwithstanding anything to the contrary contained in this Section 6.4, the Company and its Representatives shall provide confidential information only in compliance with the requirements of Section 6.4(b) and this Section 6.4(c) and the Company and its Subsidiaries shall not be party to any agreement that prohibits the Company from providing or making available to Purchaser any information or access provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement or otherwise complying with this Section 6.4.

(d)             Neither the Board nor any committee thereof shall directly or indirectly (i) modify or qualify in a manner adverse to Purchaser or withdraw, or publicly propose to modify or qualify in a manner adverse to Purchaser or withdraw, the Recommendation, (ii) approve or make any recommendation to the Company Shareholders in connection with any tender offer, take-over bid or other Acquisition Proposal (other than a recommendation against such offer, bid or Acquisition Proposal), (iii) fail to include the Recommendation in the Company Proxy Statement or otherwise take any other action in connection with the Company Meeting or make any other public statement inconsistent with such Recommendation, (iv) except in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (which is covered by the succeeding clause (v)) or a take-over bid or insider bid (which is covered by the succeeding clause (vi)), fail to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after Purchaser so reasonably requests in writing (or within such fewer number of days as remains prior to the day that is two (2) Business Days before the Company Meeting), (v) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, fail to recommend, in a solicitation/recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or (vi) in the case of a take-over bid or insider bid subject to National Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, fail to recommend, in a directors’ circular, rejection of such take-over bid or insider bid within fifteen (15) days of the date of such take-over bid or insider bid (any of the actions referred to in the foregoing clauses (i) through (vi) taken by the Board or a committee thereof, a “Recommendation Withdrawal”); provided, that at any time prior to obtaining the Requisite Vote, if (A) the Company receives an Acquisition Proposal which the Board concludes in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal and (B) the Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Board may (x) make a Recommendation Withdrawal or (y) terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, the Company shall not terminate this Agreement pursuant to Section 8.1(c)(ii) and any purported termination pursuant to Section 8.1(c)(ii) shall be void and of no force or effect, unless the Company has complied with this Section 6.4 (other than with respect to any breach that is de minimis) and concurrently with such termination the Company pays to Purchaser the Termination Fee payable pursuant to Section 8.2(a) and substantially concurrently enters into a definitive agreement providing for such Superior Proposal; and provided, further, that the Board may not effect a Recommendation Withdrawal pursuant to this Section 6.4(d) or terminate this Agreement pursuant to Section 8.1(c)(ii) unless:

(i)	the Company has complied with this Section 6.4 (other than with respect to any breach that is de minimis);

(ii)	the Company shall have provided prior written notice to Purchaser, at least four (4) Business Days in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (notwithstanding anything herein to the contrary, including the identity of the Person or group of Persons making such Superior Proposal) and include all relevant transaction documents;

(iii)	during the Notice Period (or such shorter period as is specified in Section 6.4(e) below), the Board and its Representatives have negotiated in good faith with Purchaser (to the extent Purchaser desires to negotiate) regarding any revisions to the terms of this Agreement that may, at Purchaser’s sole discretion, be proposed by Purchaser in response to such Superior Proposal; and

(iv)	at the end of the Notice Period (or such shorter period as is specified in Section 6.4(e) below), the Board (A) concludes in good faith (after consultation with its outside counsel and financial advisors) taking into account any adjustment or modification of the terms of this Agreement proposed by Purchaser that is capable of acceptance, that the Acquisition Proposal continues to be a Superior Proposal and (B) concludes in good faith (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(e)             In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Purchaser and to comply with the requirements of Section 6.4(d) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

(f)             The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 6.4.

(g)             Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position as required by Rules 14d-9 and 14e-2(a) under the Exchange Act or similar Laws under Canadian Securities Laws or (ii) making any disclosure to the Company Shareholders if, in the good faith judgment of the Board (after consultation with outside counsel), the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that, notwithstanding the foregoing, nothing in this Section 6.4(g) shall be deemed to permit a Recommendation Withdrawal to be made without complying with Section 6.4(d).

(h)           Any breach by any Subsidiaries of the Company, or any directors, officers, employees, Affiliates of the Company or any of its Subsidiaries, of this Section 6.4, or any failure by the Company to use reasonable best efforts to prevent its Representatives from any breach of this Section 6.4, shall be deemed a breach by the Company of this Section 6.4.

Section 6.5           Director and Officer Liability.

(a)           From and after the Effective Time, Purchaser shall and shall cause the Company to, to the greatest extent permitted by Law, indemnify and hold harmless (and comply with all of the Company’s and its Subsidiaries’ obligations existing as of the date hereof to indemnify and hold harmless, including obligations to advance funds for expenses) each Person who served or serves as a former or present director, manager or officer of the Company or any of its Subsidiaries and each Person who served or serves as a director, officer, manager, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each such Person, together with such Person’s heirs, executors or administrators, an “Indemnified Person”), against any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request or for the benefit of the Company or any of its Subsidiaries as a director, officer, member, trustee or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time. Purchaser shall, and shall cause the Company to, use reasonable best efforts to assist in the defense of such matter with the Indemnified Person in the defense of any such Proceeding.

(b)          As of the Effective Time, the Company shall have purchased, and, following the Effective Time, Purchaser shall cause the Company to maintain, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”), which tail policy shall be effective for a period from the Effective Time through and including the date six (6) years after the Effective Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less favourable, in the aggregate, than the coverage currently provided by the Current Policy; provided, that the Company shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such tail policy shall not exceed 300% of the Company’s current annual premium for its Current Policy (the “Current Premium”), it being understood that if the cost of such tail policy would exceed 300% of the Current Premium then the Company shall purchase a tail policy that contains the highest level of coverage that can be obtained for such amount.

(c)           This Section 6.5 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by each Indemnified Person (each of whom shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 6.5) and shall be binding on Purchaser, the Company and their successors and assigns. In the event that Purchaser or the Company, as applicable, or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser or the Company, as applicable, assume and honor the obligations set forth in this Section 6.5.

(d)          The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under any such policies.

Section 6.6            Public Announcements. The initial press release issued by Purchaser and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter, except with respect to any press release or other public statement in connection with a Recommendation Withdrawal or any action taken pursuant to and, in each case, only to the extent permitted by Section 6.4(d), Section 6.4(g) or Article VIII), so long as this Agreement is in effect, the parties will consult with each other in good faith before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law, will not issue any such press release or make any such public statement without the consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the restrictions set forth in this Section 6.6 shall not apply to any press release or other public statement issued or made, or proposed to be issued or made, that is consistent in all material respects with previous press releases or public statements made by a party hereto in accordance with this Section 6.6.

Section 6.7            Employee Matters.

(a)          Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Purchaser shall, or shall cause the Company and each of its Subsidiaries, for so long as a Current Employee remains employed by Purchaser and its Subsidiaries during the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for such Current Employee his or her salary or hourly wage rate, commission structure and opportunities, and/or target cash bonus opportunities and all other compensation, perquisites and benefits, including notice of termination and severance entitlements, that are substantially comparable in the aggregate, to those maintained for and provided to such Current Employee immediately prior to the Effective Time; provided, however, nothing herein shall require the replication of any specific Company compensation, perquisite or benefit plan or any specific benefit, or prevent the amendment or termination of any Company Benefit Plans or interfere with Purchaser’s or Company’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 6.7 shall limit the right of Purchaser, the Company or any of its Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable Law, any applicable notice of termination and severance entitlements and any applicable Company Benefit Plan.

(b)          As of and after the Effective Time, Purchaser shall, or shall cause the Company to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals, except for purposes of vacation and notice of termination and severance) under any Employee Benefit Plans and any other pension, supplemental pension, retirement, employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Effective Time by Purchaser, the Company or its Subsidiaries (each, a “Purchaser Plan”) for such Current Employee’s service with the Company and its Subsidiaries and their predecessor entities prior to the Effective Time, to the same extent such service is recognized as of immediately prior to the Effective Time by Purchaser, the Company or its Subsidiaries under comparable Company Benefit Plans. With respect to each Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3 (1) of ERISA) and any other similar plan maintained in a jurisdiction other than the United States, with respect to which a Current Employee becomes eligible to participate for the first time after the Effective Time and during the year in which the Effective Time occurs, Purchaser shall, or shall cause the Company and its Subsidiaries to, where applicable, use commercially reasonable efforts to (i) cause there to be waived any pre- existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Effective Time occurs, for purposes of satisfying any deductible and maximum out-of- pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under the corresponding Company Benefit Plan in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c)          The provisions of this Section 6.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) confer upon or give to any person (including, for the avoidance of doubt, any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.7) under or by reason of any provision of this Agreement, (ii) establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Company Benefit Plan or any Purchaser Plan, (iii) alter or limit the ability of any of Purchaser, the Company, or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) is intended to confer upon any Company Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 6.8           Debt Financing. From and after the date hereof and prior to the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with arranging, obtaining and syndicating any debt financing (the “Debt Financing”) by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, taken as a whole). None of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee in connection with the Debt Financing that is not advanced to the Company by Parent. Parent shall on the earlier of the Effective Date and the termination of this Agreement, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities and Damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by or on behalf of the Company or the Subsidiaries), in each case, other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Section 6.8 by, the Company or any of its Subsidiaries or their respective Representatives (the reimbursement and indemnification obligations of Parent set forth in this sentence are referred to, collectively, as the “Reimbursement Obligations”). The Company hereby consents to the use of its and its Subsidiaries’ trademarks and logos in connection with the Debt Financing, provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their trademarks or logos. All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 6.8 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that (x) such information may be shared on a confidential basis with any actual or prospective Debt Financing Sources, their representatives and Affiliates in connection with the Debt Financing and (y) Parent, its Representatives and the Debt Financing Sources, their representatives and Affiliates shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing so long as Parent and its Representatives reasonably cooperate with the Company in order to permit the Company to comply with its obligations under applicable Law relating to the disclosure of such confidential information.

Section 6.9           Confidentiality Agreement. Purchaser acknowledges the terms of the Confidentiality Agreement, and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s rights under such agreement; provided that Sections 7, 8 and 9 of the Confidentiality Agreement are hereby terminated and of no force or effect.

Section 6.10         Company Plans. Notwithstanding any provision herein to the contrary, at or prior to the Effective Time, the Company, the Board or the Compensation Committee of the Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the Company Options and Company RSUs, including taking such action as is necessary to prohibit the exercise of Non-Employee Options or the settlement of Non-Employee RSUs between the Effective Time and completion of the Amalgamation.

Section 6.11        Litigation. The Company shall promptly notify Purchaser of any Proceeding brought or threatened against the Company or its directors by or on behalf of any holder of any Company Securities relating to this Agreement or the transactions contemplated hereby (other than any matter provided for in Section 2.5) and shall keep Purchaser reasonably and promptly informed with respect to the status thereof. The Company shall give Purchaser the right to review and comment on all material filings or responses to be made by the Company in connection with any such Proceeding (and the Company shall in good faith take such comments into account) and the opportunity to participate in the defense and settlement of such Proceeding, and the Company shall not agree to any such settlement without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.12         Reorganization.

(a)          The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate with Purchaser in planning, preparing and effectuating any reorganization of the Company’s or any of its Subsidiaries’ corporate structure, capital structure, business or operations, or transfer of securities, assets or business, in each case, to be completed prior to the Closing, as Purchaser may reasonably request or as may be necessary or appropriate to complete the transactions contemplated hereby, including amalgamations, liquidations, reorganizations or stock or asset transfers (each a “Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Reorganization Transaction as Purchaser may reasonably request; provided, however, that (i) such Reorganization Transaction does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (ii) such Reorganization Transaction is not, in the opinion of the Company, acting reasonably, prejudicial to the holders of Company Securities, the Company or any of its Subsidiaries and does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any holder of Company Securities incrementally greater than the Taxes or other consequences to such holders in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 6.12, (iii) such Reorganization Transaction shall not impede or delay, or prevent, the receipt of any regulatory approvals or Gaming Consents, the satisfaction of any other conditions set forth in Article VII or consummation of the transactions contemplated hereby, (iv) such Reorganization Transaction does not require the Company to obtain the approval of the Company Shareholders (other than is obtained by virtue of the approval of the Arrangement) and does not require the Company or any of its Subsidiaries to obtain any consent of any third party if obtaining such consent would reasonably be expected to impede or delay the consummation of the transactions contemplated hereby, (v) Purchaser shall pay all direct or indirect costs and liabilities, fees, Damages, penalties and Taxes that may be incurred by the Company or its Subsidiaries as a consequence of the implementation of or to unwind any such Reorganization Transaction if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and expenses of external counsel and auditors which may be incurred in connection with such Reorganization Transaction, (vi) no such Reorganization Transaction or any action of the Company or its Subsidiaries requested by Purchaser in connection therewith shall be considered to constitute a breach of the representations, warranties, covenants or agreements of the Company hereunder or in determining whether any of the conditions in Section 7.1 or Section 7.2 have been satisfied, (vii) such Reorganization Transaction shall not be contrary to applicable Laws or the organizational documents of the Company or any of its Subsidiaries (excluding wholly-owned Subsidiaries) and would not result in any breach by the Company or any of its Subsidiaries of any Contract or Permit; (viii) such Reorganization Transaction does not require the Company to take any action with regards to any Gaming Consents that it is not already taking pursuant to the provisions hereof; (ix) such Reorganization Transaction shall not become effective unless Purchaser has irrevocably waived or confirmed in writing the satisfaction of all conditions in Section 7.1 and Section 7.2 and shall have confirmed in writing that it will, upon completion of the Reorganization Transaction, promptly and without condition or delay proceed to effect the Arrangement and (ix) such Reorganization Transaction is effected as close as reasonably practicable to the Effective Time.

(b)          Purchaser shall provide written notice to the Company of any proposed Reorganization Transaction at least ten (10) Business Days prior to the anticipated Effective Time. Upon receipt of such notice, Purchaser and the Company shall, subject in all cases to Section 6.12(a), work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Reorganization Transaction. No Reorganization Transaction will be made effective unless (i) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (ii) such Reorganization Transaction can be reversed or unwound without adversely affecting the holders of Company Securities, the Company or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated (after giving effect to any reimbursement required by to this Section 6.12), or (iii) the Company otherwise consents to such Reorganization Transaction, acting reasonably. The obligation of Purchaser to reimburse the Company for fees and expenses and be responsible for costs as set out in this Section 6.12 will be in addition to any other payment Purchaser may be obligated to make hereunder and will survive termination of this Agreement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of the Company, Purchaser hereby indemnifies and holds harmless the Company and its Subsidiaries and their respective Representatives from and against all liabilities, losses, Damages, Taxes suffered or incurred by any of them in connection with or as a result of any Reorganization Transaction, or to reverse or unwind any Reorganization Transaction.

Section 6.13        Section 85 Elections. Where an Eligible Holder desires to so elect, Purchaser shall make a joint election with such Company Shareholder in respect of its disposition of its Shares pursuant to Section 85 of the ITA (and any similar provision of any applicable provincial Tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each such Company Shareholder in his or her sole discretion within the limits set out in the ITA.

Section 6.14         Parent Guarantee. Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by Purchaser of each and every obligation of Purchaser arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement.

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

Section 7.1          Conditions to the Obligations of Each Party. The obligations of each of the Company, Purchaser and Parent to consummate the Arrangement are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, with the written consent of each of Purchaser and the Company):

(a)           Shareholder Approval. The Arrangement shall have been approved by the Requisite Vote in accordance with the Interim Order.

(b)          Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Purchaser, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c)           Investment Canada Act Approval. The Investment Canada Act Approval shall have been obtained.

(d)        Gaming Consents. Subject to the last sentence of Section 6.2(b), all Gaming Consents listed on in Section 1.1(a)(i) of the Purchaser Disclosure Letter shall have been obtained and shall be in full force and effect.

(e)         No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Arrangement.

(f)          Parent Share Listing. The Parent Shares to be issued pursuant to the Arrangement or upon the exchange of Exchangeable Shares or the exercise or vesting, as applicable, of the Parent Options and the Parent RSUs shall, subject to customary conditions, have been approved for listing on the NASDAQ.

(g)          HSR Approval. The waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have expired or shall have been terminated.

Section 7.2          Conditions to the Obligations of Purchaser and Parent. The obligations of Purchaser and Parent to consummate the Arrangement are subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of Purchaser):

(a)           Representations and Warranties. Each representation and warranty (i) set forth in the second sentence of Section 3.5(a) and the first sentence of Section 3.5(b) shall be true and correct in all respects both as of the date of this Agreement and at and as of the Closing as if made at and as of such time, other than failures to be true and correct which, individually or in the aggregate, are a de minimis inaccuracy, (ii) set forth in Section 3.1, Section 3.2, Section 3.5(a) (other than the second sentence), Section 3.5(b) (other than the first sentence), Section 3.22 and Section 3.24 shall be true and correct in all material respects both as of the date of this Agreement and at and as of the Closing as if made at and as of such time; (iii) set forth in Section 3.11(a) shall be true and correct both as of the date of this Agreement and at and as of the Closing as if made at and as of such time; and (iv) set forth in Article III, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) both as of the date hereof and at and as of the Closing as if made at and as of such time, except in the case of this clause (iv) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c)           Officer’s Certificate. Purchaser shall have received a certificate signed by an officer of the Company certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d)           Material Adverse Effect. Since the date of this Agreement, no Change that is a Company Material Adverse Effect shall have occurred and be continuing.

(e)           Dissent Rights. Dissent Rights shall not have been exercised in respect of more than 7.5% of the outstanding Shares.

Section 7.3         Conditions of the Obligations of the Company. The obligation of the Company to consummate the Arrangement is subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of the Company):

(a)           Representations and Warranties. Each representation and warranty of Purchaser and Parent (i) set forth in Section 4.1, Section 4.2 and Section 4.5(a) shall be true and correct in all material respects (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) both as of the date of this Agreement and at and as of the Closing as if made at and as of such time; and (ii) set forth in Article IV, other than those described in clause (i) above, contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein) both as of the date hereof and at and as of the Closing as if made at and as of such time, except where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)           Performance of Obligations of Purchaser. Purchaser and Parent shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder.

(c)          Material Adverse Effect. Since the date of this Agreement, no Change that is a Parent Material Adverse Effect shall have occurred and be continuing.

(d)           Officer’s Certificate. The Company shall have received a certificate signed by an officer of Purchaser and Parent certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION

Section 8.1          Termination. This Agreement may be terminated and the Arrangement and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of the Arrangement by the Company Shareholders):

(a)	by mutual written consent of the Company and Purchaser;

(b)	by either the Company or Purchaser, if:

(i)	the Effective Time shall not have occurred on or before 5:00 p.m., New York City time, on February 4, 2022 (the “End Date”); provided, however, that the party seeking to exercise such termination right shall not be entitled to do so if the failure of the Effective Time to occur by such time is the result of, or caused by, the failure of such party (with respect to Purchaser, including Parent) to perform or observe any of the covenants or agreements of such party (with respect to Purchaser, including Parent) set forth in this Agreement; provided, however, that if as of immediately prior to such time, all the conditions to Closing, other than the conditions set forth in Section 7.1(c), Section 7.1(d) or Section 7.1(g) shall have been satisfied or shall be capable of being satisfied, the End Date may be extended by either Purchaser or the Company by written notice to the other party to May 4, 2022, which date shall thereafter be deemed to be the End Date, and provided further, however, that if as of immediately prior to such time, all the conditions to Closing, other than the conditions set forth in Section 7.1(c), Section 7.1(d) or Section 7.1(g) shall have been satisfied or shall be capable of being satisfied, the End Date may be extended by either Purchaser or the Company by written notice to the other party to August 4, 2022, which date shall thereafter be deemed to be the End Date;

(ii)	if any Restraint having the effect set forth in Section 7.1(e) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party if their (with respect to Purchaser, including Parent’s) breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii)	the Company Meeting, including any adjournment thereof, at which the Arrangement has been voted upon shall have concluded and the Company Shareholders shall have failed to approve the Arrangement in accordance with the Interim Order.

(c)	by the Company:

(i)	if a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Parent set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after giving of written notice thereof by the Company to Purchaser; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied; or

(ii)	prior to obtaining the Requisite Vote, in order to substantially concurrently enter into a definitive acquisition agreement providing for a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.4(d).

(d)	by Purchaser, if:

(i)	there has been a Willful and Material Breach of any of the obligations under Section 6.4;

(ii)	a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (other than its obligations under Section 6.4) shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the thirtieth (30th) day after the giving of written notice thereof by Purchaser to the Company; provided, however, that neither Purchaser or Parent is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; or

(iii)	(A) the Board or any committee thereof shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Company Proxy Statement.

The party desiring to terminate this Agreement shall give notice to the other party in accordance with Section 9.1 specifying the provision or provisions pursuant to which said termination is effective.

Section 8.2           Termination Fee.

(a)           In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) [Superior Proposal] or by Purchaser pursuant to Section 8.1(d)(i) [Willful and Material Breach] or Section 8.1(d)(iii) [Recommendation Withdrawal], then the Company shall, in consideration for the disposition of Parent’s and Purchaser’s rights under this Agreement to (among other things) directly or indirectly acquire the Shares, pay the Termination Fee to Parent (or as directed by Parent) as directed in writing by Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(c)(ii) [Superior Proposal] or within two (2) Business Days following termination of this Agreement in the case of a termination pursuant to Section 8.1(d)(i) [Willful and Material Breach] or Section 8.1(d)(iii) [Recommendation Withdrawal].

(b)          In the event that (1) this Agreement is terminated by Purchaser or the Company pursuant to (i) Section 8.1(b)(i) [End Date] or Section 8.1(b)(iii) [No Shareholder Approval] (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(b)(i) [End Date] or Section 8.1(b)(iii) [No Shareholder Approval]), or (ii) is terminated by Purchaser pursuant to Section 8.1(d)(ii) [Company Breach] (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(d)(ii) [Company Breach]) and, (2) at any time after the date hereof and prior to such termination, an Acquisition Proposal shall have been publicly announced or publicly made known and not publicly withdrawn (or in the case of clause (ii) shall have been communicated or made known to the Board and not withdrawn) and, (3) if within twelve (12) months after such termination, the Company or any of its Subsidiaries consummates an Acquisition Proposal, or enters into a definitive agreement with respect to an Acquisition Proposal which is subsequently consummated (regardless of when such Acquisition Proposal is consummated), then, on the date of the consummation of such Acquisition Proposal, the Company shall pay the Termination Fee to Parent (or as directed by Parent) (for purposes of the foregoing clauses (2) and (3), references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

(c)           In the event that this Agreement is terminated by Purchaser or the Company pursuant to Section 8.1(b)(iii) [No Shareholder Approval] (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(b)(iii) [No Shareholder Approval]), then the Company shall pay Parent (or as directed by Parent) $10,000,000 (the “Expense Reimbursement”) in respect of expenses incurred by Parent, Purchaser and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby without need for supporting documentation within two (2) Business Days following such termination. Any Expense Reimbursement shall be credited against any subsequently payable Termination Fee.

(d)          Any amount that becomes payable pursuant to Section 8.2(a), Section 8.2(b) or Section 8.2(c) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(e)         Each of the Company, Parent and Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither the Company, Parent nor Purchaser would have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 are not a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to accounts designated by Parent pursuant to this Section 8.2 within the time periods specified in this Section 8.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Purchaser or Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal plus 5.0%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment (the obligations in this sentence are referred to collectively as the “Enforcement Expenses”).

(f)           Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.10 with respect to equitable remedies and in Section 8.4, Parent’s right to receive or direct payment of the Termination Fee or the Expense Reimbursement in the circumstances in which it is payable (and, in the case of the Expense Reimbursement, in the event that the Termination Fee does not become payable pursuant to Section 8.2(b)) and any Enforcement Expenses from the Company pursuant to this Section 8.2 shall be the sole and exclusive remedy available to Parent, Purchaser and their respective Affiliates for money damages against the Company, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents (collectively, the “Company Related Parties”) with respect to this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated under any theory or for any reason), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby.

Section 8.3           Subscription.

(a)           If a Subscription Event occurs, Parent shall subscribe for a number of Class A Shares equal to the lesser of (i) such number of Class A Shares such that following such subscription Parent and its Subsidiaries will beneficially own or exercise control or direction over 9.99% of the then-outstanding equity of the Company and (ii) the quotient of $200,000,000 divided by the closing sales price of Class A Shares on NASDAQ on the Business Day immediately prior to the closing of such subscription, in either case for $200,000,000 in aggregate consideration and provided that the per share purchase price shall be no less than $34.00 (equitably adjusted for any split, consolidation, stock dividend, reclassification, recapitalization or exchange of shares, or any similar event related to the issued and outstanding Class A Shares), payable in cash to the Company immediately upon receipt of all required stock exchange and regulatory approvals (which the parties will use their reasonable best efforts to obtain as promptly as possible), and will enter a customary subscription agreement and standstill agreement (the “Subscription”). For greater certainty, in no event shall Parent be obligated to consummate the Subscription on more than one occasion.

(b)          For the purposes of this Agreement, “Subscription Event” means the valid termination of this Agreement pursuant to (i) Section 8.1(b)(i) [End Date] if the conditions in Section 7.1(c), Section 7.1(d), Section 7.1(e) (to the extent relating to Gaming Laws, the Investment Canada Act or Antitrust Laws) or Section 7.1(g) are not satisfied and the first proviso of Section 8.1(b)(i) would not prohibit the Company from terminating this Agreement pursuant thereto or (ii) Section 8.1(b)(ii) [Restraint] relating to the conditions in Section 7.1(c), Section 7.1(d), Section 7.1(e) (to the extent relating to Gaming Laws, the Investment Canada Act or Antitrust Laws) or Section 7.1(g) if the first proviso of Section 8.1(b)(ii) would not prohibit the Company from terminating this Agreement pursuant thereto.

(c)           Each of the Company, Parent and Purchaser acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither the Company, Parent nor Purchaser would have entered into this Agreement, and that any amounts payable pursuant to this Section 8.3 are not a penalty. If Purchaser fails to pay as directed in writing by the Company any amounts due to accounts designated by the Company pursuant to this Section 8.3 within the time periods specified in this Section 8.3, Purchaser shall pay the Enforcement Expenses of the Company.

(d)          Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.10 with respect to equitable remedies and in Section 8.4, the Company’s right to receive the Subscription in the circumstances in which it is payable and any Enforcement Expenses from Parent pursuant to this Section 8.3 shall be the sole and exclusive remedy available to the Company and its Affiliates for money damages against Parent, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents (collectively, the “Parent Related Parties”) with respect to this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated under any theory or for any reason), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby.

Section 8.4          Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Purchaser or Parent, except that the Reimbursement Obligations, Section 6.4(a), Section 8.2, Section 8.3, Section 8.4 and Article IX will survive the termination hereof in accordance with their respective terms and the terms hereof; provided, however, that nothing herein shall relieve a party from liabilities for Damages incurred or suffered by another party as a result of any actual and intentional fraud or Willful and Material Breach by such first party of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent of such Damages.

ARTICLE IX

MISCELLANEOUS

Section 9.1           Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email or similar writing) and shall be given:

if to Purchaser or Parent, to:

Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, PA 19610

Attention: Harper Ko, Executive Vice President, Chief Legal Officer and Secretary

Email: Harper.Ko@pngaming.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention: Daniel Neff / Zachary Podolsky

Email: daneff@wlrk.com / zspodolsky@wlrk.com

and

Blake, Cassels & Graydon LLP

199 Bay St., Suite 4000

Toronto, Ontario, Canada M5L 1A9

Attention: Bryson Stokes / Geoffrey S. Belsher

Email: bryson.stokes@blakes.com / geoff.belsher@blakes.com

if to the Company, to:

Score Media and Gaming Inc.

500 King Street West, 4th Floor

Toronto, ON M5V 1L9

Attention: Benjie Levy / Josh Sidsworth

Email: benjie.levy@thescore.com / josh.sidsworth@thescore.com with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Adam M. Givertz

Email: agivertz@paulweiss.com

and

McCarthy Tétrault LLP

66 Wellington Street West

Suite 5300, P.O. Box 48

Toronto Ontario M5K 1E6

Attention: David Woollcombe / Robert Hansen

Email: dwoollcombe@mccarthy.ca / rhansen@mccarthy.ca

or such other address or email as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) on the day of sending, if sent by email prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (b) if given by any other means, when delivered at the address specified in this Section 9.1.

Section 9.2          Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. For the avoidance of doubt, Section 6.5 shall survive for six (6) years from the Effective Time and shall be enforceable by the Indemnified Persons against Purchaser and the Company during such period. Each of Purchaser and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is expressly the subject of any representation or warranty set forth in this Agreement.

Section 9.3          Expenses. Except as otherwise expressly provided in Section 6.8 and Section 8.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.4         Amendment. Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may be amended by an instrument in writing signed by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Company Shareholders and any such amendment may, without limitation (a) change the time for performance of any of the obligations or acts of the parties; (b) waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive any inaccuracies or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the parties; and/or (d) modify conditions contained in this Agreement; provided, however, that after approval of the Arrangement by the Company Shareholders, no amendment may be made which under applicable Law requires the further approval of the Company Shareholders without such further approval.

Section 9.5        Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.6        Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto (and any purported assignment without such consent shall be void and without effect), except that each of Purchaser and Parent may assign all or any of its rights and obligations hereunder to any Affiliate thereof; provided, however, that no such assignment shall relieve Purchaser or Parent of any of its obligations hereunder.

Section 9.7         Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by electronic signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except (a) the Indemnified Persons are express beneficiaries of and may enforce Section 6.5, and (b) the Company Related Parties are express beneficiaries of and may enforce Section 8.2(f) and Section 9.13.

Section 9.8         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.9        Entire Agreement. This Agreement (including to the extent referred to herein, the Confidentiality Agreement) constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior agreements and understandings between the parties with respect to such subject matter. In entering into this Agreement no party is relying upon any promise, statement or representation made by or on behalf of any party except as expressly set forth herein. The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.10 Remedies.

(a)           Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           The parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or threatened to be breached). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties irrevocably waive any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

Section 9.11 Governing Law; Jurisdiction; No Trial by Jury.

(a)           This Agreement and all Proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

(b)           Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto or, only if such court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Toronto, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

(c)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.11(c).

Section 9.12 Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 9.13 Non-Recourse. Notwithstanding anything herein to the contrary, the Company agrees, on behalf of itself and the Company Related Parties, and each of Purchaser and Parent agrees, on behalf of itself and its former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents, that all Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any other Transaction Document, the Arrangement or the transactions contemplated hereunder or thereby; (b) the negotiation, execution or performance of any Transaction Document (including any representation or warranty made in connection with, or as an inducement to any Transaction Document); (c) any breach or violation of this Agreement or any other Transaction Document; and (d) any failure of the Arrangement or any other transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of), in this case of this Agreement, the Persons that are expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, the applicable parties thereto, and in accordance with, and subject to the terms and conditions of such Transaction Documents. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary the Company agrees, on behalf of itself and the Company Related Parties, and each of Purchaser and Parent agrees, on behalf of itself and its former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents, that no recourse under this Agreement or any of the other Transaction Documents or in connection with the Arrangement or any other transactions contemplated hereunder or under any other Transaction Document will be sought or had against any other Person, including any the former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents of the Company, Parent or Purchaser, and no other Person, including any the former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents of the Company, Parent or Purchaser, will have any personal liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Parent or Purchaser, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2(f), Section 8.4, Section 9.10 and this Section 9.13): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against the Company, Parent or Purchaser, as applicable, solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (iii) pursuant to any Voting Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Arrangement Agreement to be duly executed by its authorized officer as of the day and year first written above.

SCORE MEDIA AND GAMING INC.

By:	(Signed) John Levy
Name: John Levy
Title: Chief Executive Officer

1317774 B.C. LTD.

By:	(Signed) Jay Snowden
Name: Jay Snowden Title: President

PENN NATIONAL GAMING, INC.

By:	(Signed) Jay Snowden
Name: Jay Snowden
Title: President and Chief Executive Officer

[Signature Page to Arrangement Agreement]

A-1

EXHIBIT A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Score Media and Gaming Inc. (the “Company”) as more particularly described and set forth in the Company Proxy Statement of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be or has been amended, modified or supplemented in accordance with the terms of the Arrangement Agreement, (the “Plan of Arrangement”) involving the Company, the full text of which is attached to the Company Proxy Statement, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement by and among Penn National Gaming, Inc., 1317774 B.C. Ltd., a British Columbia corporation and the Company dated August 4, 2021 (the “Arrangement Agreement”), as it has been or may be modified, supplemented or amended in accordance with its terms, the actions of the officers and directors of the Company in approving the Arrangement, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered without further approval of the Company Shareholders (i) to amend or terminate the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time, as such term is defined in the Arrangement Agreement.

5.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT B

PLAN OF ARRANGEMENT

EXHIBIT B

PLAN OF ARRANGEMENT

Under Section 288 of the Business Corporations Act (British Columbia)

concerning

Score Media and Gaming Inc.

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Accelerated Unvested Company Option” means that portion of each outstanding and unexercised Company Option that is unvested as of immediately prior to the Effective Time and (i) that is a Director Company Option or (ii) held by a Person who is party to an agreement with the Company or its Subsidiaries providing for the acceleration of such unvested Company Option in connection with the consummation of the Arrangement.

“Accelerated Unvested Company RSU” means that portion of each outstanding and unexercised Director Company RSU that is unvested as of immediately prior to the Effective Time.

“Affected Person” has the meaning set forth in Section 4.5(a);

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with this Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Purchaser;

“Arrangement Agreement” means the Arrangement Agreement dated August 4, 2021 by and among the Company, Purchaser and Parent as same may be amended, modified or supplemented from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Exhibit A of the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker” has the meaning set forth in Section 4.5(b)(i);

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close;

“Callco” means 1317769 B.C. Ltd., a British Columbia corporation;

“Canadian Resident” means either (i) a Person who, at the relevant time, is a resident of Canada for purposes of the ITA, or (ii) a partnership that, at the relevant time, is a "Canadian partnership" for purposes of the ITA;

“Cash Portion of Consideration” means $17.00;

“Class A Shares” means the issued and outstanding Class A Subordinate Voting Shares in the capital of the Company;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Score Media and Gaming Inc., a corporation existing under the BCBCA;

“Company Meeting” has the meaning set forth in the Arrangement Agreement;

“Company Option” means any option, outstanding as of immediately prior to the Effective Time, exercisable to acquire one or more Class A Shares from the Company;

“Company Proxy Statement” has the meaning set forth in the Arrangement Agreement;

“Company RSU” means an award of restricted share units, with each restricted share unit corresponding on a one for one basis to a Class A Share;

“Company Securityholders” means Holders of Shares, Company Options and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Consideration” means (i) in the case of a Company Shareholder who is an Eligible Holder who validly elects to receive Exchangeable Shares prior to the Election Deadline in accordance with this Plan of Arrangement, for each Share, 0.2398 of an Exchangeable Share and the Cash Portion of Consideration in cash, and (ii) in the case of each other Company Shareholder, for each Share, 0.2398 of a Parent Share and the Cash Portion of Consideration in cash.

“Consideration Shares” means the Parent Shares and the Exchangeable Shares to be issued pursuant to the Arrangement;

“Convertible Debenture” means the 8.00% convertible unsecured subordinated debenture of the Company due August 31, 2024 with an aggregate principal amount outstanding of C$24,718,804.37 as August 4, 2021.

“Court” means the Supreme Court of British Columbia;

“Current Market Price” means, in respect of a Parent Share on any date, the average closing price of a Parent Share on the NASDAQ during the period of twenty (20) consecutive trading days ending on the third (3rd) trading day immediately before such date or, if the Parent Shares are not then listed on the NASDAQ, on such other stock exchange or automated quotation system on which the Parent Shares are listed or quoted, as the case may be, as may be selected by the Purchaser Board for such purpose; provided, however, that if in the good faith opinion of the Purchaser Board the public distribution or trading activity of Parent Shares during such period does not reflect the fair market value of a Parent Share, then the “Current Market Price” of a Parent Share shall be determined by the Purchaser Board, based upon the advice of such qualified independent financial advisors as the Purchaser Board may in good faith deem to be appropriate; and provided further that any such selection, opinion or determination by the Purchaser Board shall be conclusive and binding, absent manifest error;

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties;

“Director Company Option” means a Company Option granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Director Company RSU” means a Company RSU granted to an individual in his or her capacity as a non-employee director of the Company or any of its Subsidiaries.

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any registered Company Shareholder as of the record date for the Company Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Shares;

“Effective Date” means the effective date of the Arrangement, being the date as the Company and Purchaser agree in writing;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as specified in writing by Purchaser and reasonably acceptable to the Company;

“Election Deadline” 5:00 p.m. (Toronto time) on the date of the Company Meeting;

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA; or (b) a partnership, any member of which is a resident of Canada for purposes of the ITA and not exempt from tax under Part I of the ITA;

“Employee Company Option” means a Company Option granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company Option.

“Employee Company RSU” means a Company RSU granted to an individual in his or her capacity as an employee or director of the Company or any of its Subsidiaries that is not a Director Company RSU.

“Equity Award Exchange Ratio” has the meaning set forth in Section 3.1(e);

“Exchange Ratio” means 0.2398.

“Exchangeable Share Support Agreement” means an agreement to be made among Parent, Callco and Purchaser on the Effective Date and in connection with this Plan of Arrangement consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Shares” means the exchangeable shares in the capital of Purchaser;

“Exchangeable Share Term Sheet” means the term sheet agreed to by the parties attached as Appendix I to this Plan of Arrangement setting out a summary of the terms of the Exchangeable Share Provisions and the Exchangeable Share Support Agreement;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Time with the consent of both the Company and Purchaser or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal at the direction of the Court (provided that any such amendment is acceptable to both the Company and Purchaser);

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Special Voting Shares and register of holders of Class A Shares maintained by or on behalf of the Company in respect of the Special Voting Shares and the Class A Shares and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the Company RSUs, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of the Company RSUs;

“Interim Order” means the interim order of the Court, as the same may be amended, modified, varied or supplemented with the consent of both the Company and Purchaser, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada);

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Company Proxy Statement (which shall be reasonably acceptable to Purchaser), providing for the Company Shareholder's election with respect to the Consideration and which shall specify that delivery shall be effected, and risk of loss and title to the Share certificates shall pass, only upon proper delivery of the Share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to Purchaser);

“NASDAQ” means the NASDAQ Global Select Market;

“Parent” means Penn National Gaming, Inc., a Pennsylvania corporation;

“Parent Share Reference Price” means the volume weighted averages of the trading price of the Parent Shares on the NASDAQ per day as displayed under the VWAP function on the “PENN US equity” Bloomberg page (or its equivalent successor if such page is not available) on each of the five (5) consecutive trading days commencing on the tenth (10th) trading day immediately before the Effective Date and ending on the sixth (6th) trading day immediately before the Effective Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events);

“Parent Shares” means the shares of common stock, $0.01 par value per share, of Parent;

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchaser” means 1317774 B.C. Ltd., a British Columbia corporation;

“Purchaser Board” means the board of directors of Purchaser;

“Shares” means, collectively, the Class A Shares and the Special Voting Shares;

“Special Voting Shares” means the issued and outstanding Special Voting Shares in the capital of the Company;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person;

“Tax” and “Taxes” have the meanings ascribed thereto in the Arrangement Agreement;

“Transfer Agent” means such Person as may from time to time be appointed by Purchaser as the registrar and transfer agent for the Exchangeable Shares; and

“U.S. Dollar Equivalent” means, in respect of any amount expressed in Canadian dollars (the “Canadian Dollar Amount”), the quotient obtained by dividing (i) the Canadian Dollar Amount by (ii) the “US Dollar” daily exchange rate published by the Bank of Canada on the Business Day immediately preceding the Effective Date or, in the event such daily exchange rate is not available, the Canadian dollar-U.S. dollar exchange rate on the Business Day immediately preceding the Effective Date, expressed in U.S. dollars, as may be determined by Parent (which shall be reasonably acceptable to the Company);

“Withholding Obligation” has the meaning set forth in Section 4.5(a).

1.2	Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3	Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4	Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in the lawful currency of the United States unless otherwise specified.

1.5	Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal and Election Form are to local time, Toronto, Ontario.

1.6	Construction

In this Plan of Arrangement:

(a)            unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)            the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)           any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the BCBCA, and the Laws of the Province of British Columbia and other federal Laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1	Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Effectiveness

This Plan of Arrangement and the Arrangement will become effective, and will be binding, at and after the times referred to in Section 3.1 on: (a) the Company, (b) Purchaser, (c) Parent, (d) all Company Securityholders (including Dissenting Shareholders), (e) all holders of Exchangeable Shares, (f) the Depositary and (g) all other Persons, in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement

Commencing immediately following the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality, effective as at five (5) minute intervals (in each case, unless otherwise specified):

(a)	Vested Portion of Company Options and Accelerated Unvested Company Options.

(i)	The portion of each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time and each outstanding and unexercised Accelerated Unvested Company Option, shall without any action on the part of Parent, the Company, or the Holder thereof, be cancelled in consideration for the right of the Holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Vested Option Consideration, without interest and less applicable withholding Taxes.

(ii)	For purposes of this Section 3.1(a):

(A)	“Vested Option Consideration” means a cash amount determined by the following formula:

[“A” minus “B”] multiplied by “C”.

B-7

Where

“A” equals the Per Share Value;

“B” equals the U.S. Dollar Equivalent per Share exercise price of such Company Option; and

“C” equals the number of Shares covered by (I) the vested portion of such Company Option immediately prior to the Effective Time or (II) such Accelerated Unvested Company Option, if any.

(B)	“Per Share Value” means the sum of (I) the Cash Portion of Consideration and (II) the product (rounded to the nearest cent) obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Reference Price.

(iii)	Notwithstanding Section 3.1(a)(i), all vested Employee Company Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Per Share Value shall be treated in the same manner as the unvested Employee Company Options in accordance with Section 3.1(e).

(b)         Vested Portion of Company RSUs. The portion of each outstanding Company RSU that is vested but has not been settled as of immediately prior to the Effective Time and all Accelerated Unvested Company RSUs, shall without any action on the part of Parent, the Company, or the holder thereof, be cancelled in consideration for the right of the holder thereof to receive from the Company, within five (5) Business Days following the Effective Time, a cash payment equal to the Per Share Value, without interest and less applicable withholding Taxes, for each Class A Share subject to such vested Company RSU or Accelerated Unvested Company RSU.

(c)         Dissenting Shareholders. The outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5, and

(i)	such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value by Purchaser for such Shares as set out in Article 5;

(ii)	the names of such Dissenting Shareholders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Purchaser shall be deemed to be the legal and beneficial owner of such Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and shall be recorded as the registered Holder thereof on the register of holders of Special Voting Shares and the register of holders Class A Shares, as applicable;

B-8

(d)         Shares. Each outstanding Share, other than Shares held by (A) Parent and Purchaser or any of their respective Subsidiaries and (B) Dissenting Shareholders described in Section 3.1(c), will be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in exchange for the Consideration, in each case in accordance with the election or deemed election of such Holders pursuant to Section 3.2 and, subject to Section 3.4 and Section 3.5:

(i)	the Holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to receive the Consideration in accordance with this Plan of Arrangement;

(ii)	the names of such Holders will be removed from the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable; and

(iii)	Purchaser shall be deemed to be the legal and beneficial owner of such Shares so transferred, free and clear of all liens, charges, claims and encumbrances, and shall be recorded as the registered Holder thereof on the register of holders of Special Voting Shares and the register of holders of Class A Shares, as applicable, such that following the transactions contemplated by Section 3.1(c) and this Section 3.1(d), Purchaser shall be the legal and beneficial owner of 100% of the Shares;

(e)           Unvested Employee Company Options. The portion of each outstanding and unexercised Employee Company Option that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company Options) shall, without any action on the part of Parent, the Company, or the holder thereof, be exchanged solely for an option granted by Parent (a “Parent Option”) to purchase from Parent (i) that number of Parent Shares (rounded down to the nearest whole share) obtained by multiplying (A) the number of Class A Shares subject to the unvested portion of such Employee Company Option immediately prior to the Effective Time, by (B) the Equity Award Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest $0.01) equal to the quotient obtained by dividing (A) the U.S. Dollar Equivalent of the per share exercise price of such Employee Company Option by (B) the Equity Award Exchange Ratio. Each Parent Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Employee Company Option immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the ITA (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Employee Company Options and, notwithstanding the foregoing, if, and to the extent, if any, determined by Parent to be necessary for such provision to apply, the exercise price of a resulting option to acquire Parent Shares (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Parent Shares subject to the option exceeds the aggregate exercise price of the option (otherwise determined) immediately after the exchange does not exceed the amount, if any, by which the aggregate fair market value at that time of the Class A Shares subject to the option exceeds the aggregate exercise price of the option immediately before the exchange. For purposes of this Plan of Arrangement, “Equity Award Exchange Ratio” means the sum of (1) the Exchange Ratio, and (2) the quotient (rounded to four decimal places) of (a) the Cash Portion of Consideration, divided by (b) the Parent Share Reference Price. Except as otherwise set out in this Section 3.1(e), each Parent Option shall be governed by the terms and conditions of the option plan of the Company and any stock option agreement pursuant to which such Employee Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 3.1(e);

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(f)          Unvested Employee Company RSUs. Each outstanding Employee Company RSU that is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time and excluding all Accelerated Unvested Company RSUs) shall, without any action on the part of Parent, the Company, or the holder thereof, be exchanged solely for a restricted stock unit award granted by Parent (a “Parent RSU”) covering that number of whole Parent Shares (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the total number of Class A Shares subject to such Employee Company RSU immediately prior to the Effective Time by (ii) the Equity Award Exchange Ratio. Each such Parent RSU shall otherwise be subject to substantially the same terms and conditions as applied to the corresponding Employee Company RSU immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the ITA (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Employee Company RSUs and, notwithstanding the foregoing, if, and to the extent, if any, determined by Parent to be necessary for such provision to apply, the number of Parent RSUs (as otherwise determined) will be decreased (and will be deemed always to have been decreased) such that the amount, if any, by which the aggregate fair market value (as of the Effective Time) of the Parent Shares subject to the Parent RSU immediately after the exchange does not exceed the aggregate fair market value at that time of the Class A Shares subject to the Employee Company RSU immediately before the exchange;

(g)           Unvested Company Options and Company RSUs held by certain Persons. The Arrangement Agreement sets out the treatment for (i) the portion of each outstanding and unexercised Company Option that is not an Employee Company Option or Director Company Option and is unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time), and (ii) all Company RSUs that are not Employee Company RSUs or Director Company RSUs and are unvested as of immediately prior to the Effective Time (but solely to the extent unvested as of the Effective Time);

(h)           Exchangeable Share Support Agreement. Contemporaneously with the step contemplated in Section 3.1(d), Parent, Callco and Purchaser shall execute the Exchangeable Share Support Agreement and all holders of Exchangeable Shares shall be deemed to be parties to the Exchangeable Share Support Agreement as if they had executed such agreement; and

(i)            Termination of Affiliate Agreement. The Fourth Amended And Restated Respective Rights Agreement among the Company, John Levy Family Holdings Ltd. and John Levy dated April 13, 2021 will be terminated.

3.2	Consideration Elections

With respect to the transfer and assignment of Shares pursuant to Section 3.1(d):

(a)            each Company Shareholder who is an Eligible Holder who is entitled to receive Consideration Shares under this Plan of Arrangement in the form of Parent Shares is entitled to elect to receive such Consideration Shares instead in the form of Exchangeable Shares;

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(b)          the election provided for in Section 3.2(a) shall be made by a Company Shareholder who is an Eligible Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder's election, together with certificates (if any) representing such Company Shareholder's Shares;

(c)           any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder; and

(d)          any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be deemed to have elected to receive Parent Shares.

3.3	Tax Election

Each beneficial owner of Shares who is an Eligible Holder, and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner's behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA, or subsection 85(2) of the ITA if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Shares to Purchaser and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at Parent's discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (and applicable provincial income tax Law), the forms will be signed by Purchaser and returned to such former beneficial owner of Shares within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial owner. Purchaser will not be responsible for the proper completion of any election form and, except for Purchaser's obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within sixty (60) days of the Effective Date, Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

3.4	Entitlement to Cash Consideration

In any case where the aggregate Cash Portion of Consideration payable to a particular Company Shareholder under the Arrangement would, but for this provision, include a fraction of $0.01, the cash consideration payable shall be rounded to the nearest $0.01.

3.5	No Fractional Shares

In no event shall any Company Shareholder or Holder of Company Options or Company RSUs be entitled to a fractional Parent Share or a fractional Exchangeable Share. Where the aggregate number of Parent Shares or Exchangeable Shares to be issued to a Company Shareholder or Holder of Company Options or Company RSUs as consideration under the Arrangement would result in a fraction of a Parent Share or an Exchangeable Share being issuable, the number of Parent Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder or Holder of Company Options or Company RSUs shall be rounded down to the nearest whole Parent Share or Exchangeable Share, as the case may be. In lieu of any such fractional Parent Share or Exchangeable Share, each Company Shareholder or Holder of Company Options otherwise entitled to a fractional interest in a Parent Share or an Exchangeable Share will be entitled to receive a cash payment equal to such fractional interest multiplied by the Parent Share Reference Price, rounded to the nearest $0.01.

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ARTICLE 4

EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration

(a)         At or prior to the Effective Time, Parent or Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in U.S. dollars, Parent Shares and Exchangeable Shares to which each such Company Shareholder is entitled pursuant to Section 3.1(d), as applicable, upon the transfer of the Shares to Purchaser plus sufficient funds to satisfy any aggregate cash payment in lieu of fractional Parent Shares or Exchangeable Shares, which cash, Parent Shares and Exchangeable Shares shall be held by the Depositary, following the Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of this Article 4.

(b)        Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by Parent, Purchaser and the Depositary (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement, it being understood that any reference herein to “certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares), the registered Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, the Consideration that such Company Shareholder has the right to receive pursuant to Section 3.1(d), less any amounts withheld pursuant to Section 4.5, and any certificate of Shares so surrendered shall forthwith be cancelled.

(c)           Until surrendered for cancelation as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented one or more Shares (other than Shares held by Parent, Purchaser or any of their respective Subsidiaries) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Consideration that the holder of such certificate is entitled to received in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d)           In the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the Consideration to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of Purchaser that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid or (ii) no such Taxes are payable.

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(e)           Any portion of the amount deposited with the Depositary (including any interest and other income resulting from any investment of the Depositary with respect to such amount) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following one year after the Effective Time shall be delivered to Purchaser, and any Holder who has not previously complied with this Article 4 shall thereafter look only to Purchaser and Parent for, and, subject to Section 4.4, Purchaser and Parent shall remain liable for, payment of such Holder’s claim for payment under this Section 4.1.

4.2	Distributions with respect to Unsurrendered Certificates

(a)            No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be delivered to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1.

(b)            No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares or Exchangeable Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Shares that were transferred pursuant to Section 3.1 unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.3. Subject to applicable Law and to Section 4.5, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares or Exchangeable Shares.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Holder has the right to receive in accordance with Section 3.1, deliverable in accordance with such Holder’s Letter of Transmittal and Election Form. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser, the Company and the Depositary (each acting reasonably) or otherwise indemnify Purchaser, the Company and their respective Affiliates in a manner satisfactory to Purchaser (acting reasonably) against any claim that may be made against Purchaser, the Company or their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1, and not duly surrendered, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any former Company Shareholder of any kind or nature against Parent, Purchaser, the Company or any of their respective Affiliates. On such date, all Consideration to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent or Purchaser, as applicable, by the Depositary and the Parent Shares and Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled.

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4.5	Withholding Rights

(a)            Notwithstanding anything to the contrary contained herein, each of Parent, Purchaser, Callco, the Company, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid hereunder shall be entitled to deduct and withhold or direct Parent, Purchaser, Callco, the Company or the Depositary to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person hereunder (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Law (a “Withholding Obligation”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Authority as required by applicable Law.

(b)            Parent, Purchaser, Callco, the Company and the Depositary shall also have the right to:

(i)	withhold and sell, or direct Parent, Purchaser, Callco, the Company or the Depositary to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(ii)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Parent, Purchaser, Callco, the Company or the Depositary as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of Parent Shares or Exchangeable Shares (or the Parent Shares exchanged therefor) delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with this Section 4.5 shall first be exchanged for Parent Shares in accordance with their terms and the Parent Shares delivered in respect of such Exchangeable Shares shall be sold. Any such sale of Parent Shares shall be affected on a public market and as soon as practicable following the Effective Date. None of Parent, Purchaser, Callco, the Company, the Depositary or the Broker will be liable for any loss arising out of any sale of such Parent Shares, including any loss relating to the manner or timing of such sales, the prices at which the Parent Shares are sold or otherwise.

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4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all liens, charges, claims, encumbrances or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all securities of the Company issued and outstanding prior to the Effective Time, including Shares, Company Options and Company RSUs; (b) the rights and obligations of the holders (registered or beneficial) of such securities, Parent, Purchaser, the Company and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Rights of Dissent

Registered Holders of Shares as of the record date for the Company Meeting may exercise rights of dissent with respect to such Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by the Interim Order and this Article 5; provided that, notwithstanding Subsection 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by the Company not later than 7:00 p.m. (Toronto Time) on the second (2nd) Business Day preceding the Company Meeting. Holders of Shares who duly exercise Dissent Rights and who:

(a)            are ultimately determined to be entitled to be paid by Purchaser fair value for their Shares shall: (i) be deemed to have transferred such Shares (free and clear of all liens, charges, claims and encumbrances) to Purchaser in accordance with, and as of the time stipulated in, Section 3.1(b); (ii) in respect of such Shares, be deemed to not have participated in the transactions in Article 3 (other than Section 3.1(b)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Shares by Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iv) not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Holders not exercised their Dissent Rights in respect of such Shares; or

(b)            are ultimately determined not to be entitled, for any reason, to be paid by Purchaser fair value for their Shares, shall be deemed to have participated in the Arrangement in respect of such Shares on the same basis and at the same time as a non-Dissenting Shareholder who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Consideration from Purchaser in the same manner as such non-Dissenting Shareholders).

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5.2	Recognition of Dissenting Shareholders

(a)            In no case shall the Company, Purchaser, Parent, the Depositary or any other Person be required to recognize such Dissenting Shareholders as registered or beneficial Holders of Shares in respect of which Dissent Rights are sought to be exercised after the time stipulated in Section 3.1(b), and the name of such Dissenting Shareholders shall be deleted from the register of Holders of Special Voting Shares or Class A Shares, as applicable, at the time stipulated in Section 3.1(b) and Purchaser shall be the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1.

(b)            In no circumstances shall Purchaser, Parent, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights:

(i)	unless, as of the deadline for exercising Dissent Rights (as set forth in Section 5.1), such Person is the registered holder of those Shares in respect of which such Dissent Rights are sought to be exercised;

(ii)	if such Person has voted or instructed a proxy holder to vote such Shares in favor of the Arrangement Resolution; or

(iii)	unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(c)            In addition to any other restrictions in the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, (ii) holders of Company RSUs or (iii) the holder of the Convertible Debenture (in each case, in their capacity as holders of Company Options, Company RSUs or the Convertible Debenture, as applicable).

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)            The Company, Purchaser and Parent reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company, Purchaser and Parent (subject to the Arrangement Agreement), in each case acting reasonably, (iii) if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b)            Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company, Purchaser or Parent at any time prior to or at the Company Meeting (provided that, in the case of any proposed amendment, modification and/or supplement proposed by Purchaser or Parent, the Company (subject to the Arrangement Agreement) shall have consented thereto and, in the case of any proposed amendment, modification and/or supplement proposed by the Company, Purchaser and Parent (subject to the Arrangement Agreement) shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting, shall become part of this Plan of Arrangement for all purposes.

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(c)            Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company, Purchaser and Parent (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)            Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (A) it concerns a matter which, in the reasonable opinion of the Company, Purchaser and Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Shares, Company Options or Company RSUs or (ii) is an amendment contemplated in Section 6.1(e).

(e)            Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 7

FURTHER ASSURANCES

7.1	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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APPENDIX I

EXCHANGEABLE SHARE TERM SHEET

See attached.

Exchangeable Shares - Term Sheet

Issuer	1317774 B.C. Ltd. (“Purchaser”), a British Columbia corporation, is an indirect subsidiary of Penn National Gaming, Inc. (“Parent”) and a direct subsidiary of Callco.

Callco:	1317769 B.C. Ltd. (“Callco”), a British Columbia corporation, is an indirect subsidiary of Parent.

Exchangeable Shares	The exchangeable shares of Purchaser (the “Exchangeable Shares”) will at all times carry, as nearly as possible, equivalent economic entitlements to those of the Parent common stock, for which they are exchangeable on a one-for-one basis (subject to adjustment) and will be retractable or redeemable on the terms described herein.

Holders	Former eligible shareholders of Score Media and Gaming Inc. (“Company”) who elect and are permitted to receive Exchangeable Shares in lieu of shares of Parent common stock (“Parent Shares”) pursuant to the arrangement (“Holders”).

Eligible shareholders of the Company will be limited to a shareholder that is (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

Ranking	The Exchangeable Shares shall be entitled to a preference over the common shares of Purchaser and any other shares ranking junior to the Exchangeable Shares with respect to (i) the payment of dividends or other distributions, and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of Purchaser, whether voluntary or involuntary, or any other distribution of the assets of Purchaser among its shareholders for the purpose of winding up its affairs, in each case, as and to the extent provided therefore in the terms attaching to the Exchangeable Shares.

Dividends	If and when Parent declares and pays any dividend or distribution in respect of Parent Shares, Purchaser shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend or distribution on Exchangeable Shares, determined on an ‘as-exchanged’ basis; provided, however, that Purchaser may determine, in its sole discretion, to adjust the Exchange Ratio in lieu of paying such equivalent dividend or distribution on Exchangeable Shares if Purchaser would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash.

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Retraction (Holders)	Subject to the overriding call rights described under ‘Call Rights’ below, each Holder will be entitled to redeem such Holder’s Exchangeable Shares, in whole or in part, at any time and from time to time (including at a time immediately prior to an insolvency event of Parent, liquidation event of Parent, or certain fundamental transactions involving Parent), for the Exchange Price, satisfied in Parent Shares. Customary overriding put rights to put the Exchangeable Shares to Parent (or its designee) to avoid redemption will be granted to the Holders.

The “Exchange Price” for each Exchangeable Share will be (i) the FMV at the time of the retraction event, of that number of Parent Shares equal to the Exchange Ratio (subject to adjustment) plus (ii) the declared and unpaid dividends on such Exchangeable Share.

The “Exchange Ratio” shall be equal to 1.00000 at the time of the execution of the arrangement agreement and shall be cumulatively adjusted from time to time thereafter (i) in the event Purchaser, in its sole discretion, elects to adjust the Exchange Ratio in lieu of paying an equivalent dividend or distribution on Exchangeable Shares as described under “Dividends” above and (ii) as described under “Anti-Dilution” below.

Redemption (Issuer)	Subject to the overriding call rights described under ‘Call Rights’ below, Purchaser will have a right to redeem Exchangeable Shares upon proper notice and payment of the Exchange Price per share, satisfied in Parent Shares, upon the following events:

•	Equity threshold – where the number of Exchangeable Shares issued and outstanding is less than 5% of the number of Exchangeable Shares issued and outstanding on the effective date of the arrangement

•	Parent Extraordinary Transaction – upon certain fundamental transactions involving Parent, including specified change of control transactions, a sale of all or substantially all the assets of Parent, a liquidation of Parent, a spin-out transaction involving businesses, securities or assets equal to 10% or more of Parent and similar transactions

•	Sunset date – 5 years from the effective date of the arrangement

Liquidation	Purchaser will not initiate the voluntary liquidation, dissolution or winding up of Purchaser without the approval of holders of Exchangeable Shares by way of a special resolution.

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In the event of the liquidation, dissolution or winding-up of Purchaser or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (voluntary or involuntary) the Holders will be entitled to receive the Exchange Price, satisfied in Parent Shares, in priority to any liquidating distributions made by Purchaser on its common shares.

Prior to the relevant Purchaser liquidation event, the Holders will be entitled to exercise their Retraction right.

Liquidation rights shall be subject to the overriding call rights described under ‘Call Rights’ below.

Call Rights	Parent will hold certain overriding call rights (including in connection with a retraction, redemption, liquidation or change in law), which it will exercise directly or indirectly through Callco. Parent and Callco will have the overriding ability to acquire the Exchangeable Shares that are the subject of a retraction, a redemption, or any liquidating distribution, prior to the completion of the retraction, redemption, or liquidating distribution. Where such call rights are exercised, Parent or Callco will acquire the relevant Exchangeable Shares from the relevant Holder in exchange for the Exchange Price, satisfied in Parent Shares.

Notwithstanding anything herein to the contrary, in the event that any Exchangeable Shares remain outstanding on the date that is 7 years from the Effective Date of the Arrangement, Parent shall be required to acquire such Exchangeable Shares from all Holders in exchange for the Exchange Price, satisfied in Parent Shares.

Voting	Except as required by applicable law, Holders shall not be entitled to receive notice of or attend any meeting of the shareholders of Purchaser or vote at any such meeting. Without limiting the generality of the foregoing, Holders will not have class votes except as required by applicable law. Holders will not be entitled as such to receive notice of or to attend any meeting of the shareholders of Parent or to vote at any such meeting.

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be amended, added to, changed or removed only with the approval of the Holders of two-thirds of the Exchangeable Shares.

Anti-Dilution	Exchangeable Share terms will have provisions to ensure the economic equivalency of the exchange rights which will be adjusted for stock splits; consolidations; reclassifications; mergers; reorganizations and similar events affecting Parent Shares.

Stock Exchange Listing	Exchangeable Shares will not be listed.

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Support Agreement	Parent, Callco and Purchaser will be party to a Support Agreement.

The Support Agreement will include support covenants from Parent, Callco and Purchaser (i) to ensure the various rights and obligations can be performed in respect of the Exchangeable Shares and (ii) to maintain the economic equivalence of the Exchangeable Shares at all times.

Parent will also agree that, at all times when there are Exchangeable Shares outstanding, Parent will (i) cause there to be an effective registration statement registering the issuance of the Parent Shares issuable upon exchange of the Exchangeable Shares under the U.S. Securities Act and (ii) cause there to be a sufficient number of Parent Shares reserved for issuance pursuant to the exchange of the Exchangeable Shares.

Documentation Principles	The Exchangeable Share documentation will be materially consistent with recent precedent exchangeable share transactions in Canada, except as set out in this Term Sheet.

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C-1

EXHIBIT C

EXCHANGEABLE SHARE TERM SHEET

Exchangeable Shares - Term Sheet

Issuer	1317774 B.C. Ltd. (“Purchaser”), a British Columbia corporation, is an indirect subsidiary of Penn National Gaming, Inc. (“Parent”) and a direct subsidiary of Callco.

Callco:	1317769 B.C. Ltd. (“Callco”), a British Columbia corporation, is an indirect subsidiary of Parent.

Exchangeable Shares	The exchangeable shares of Purchaser (the “Exchangeable Shares”) will at all times carry, as nearly as possible, equivalent economic entitlements to those of the Parent common stock, for which they are exchangeable on a one-for-one basis (subject to adjustment) and will be retractable or redeemable on the terms described herein.

Holders	Former eligible shareholders of Score Media and Gaming Inc. (“Company”) who elect and are permitted to receive Exchangeable Shares in lieu of shares of Parent common stock (“Parent Shares”) pursuant to the arrangement (“Holders”).

Eligible shareholders of the Company will be limited to a shareholder that is (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

Ranking	The Exchangeable Shares shall be entitled to a preference over the common shares of Purchaser and any other shares ranking junior to the Exchangeable Shares with respect to (i) the payment of dividends or other distributions, and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of Purchaser, whether voluntary or involuntary, or any other distribution of the assets of Purchaser among its shareholders for the purpose of winding up its affairs, in each case, as and to the extent provided therefore in the terms attaching to the Exchangeable Shares.

Dividends	If and when Parent declares and pays any dividend or distribution in respect of Parent Shares, Purchaser shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend or distribution on Exchangeable Shares, determined on an ‘as-exchanged’ basis; provided, however, that Purchaser may determine, in its sole discretion, to adjust the Exchange Ratio in lieu of paying such equivalent dividend or distribution on Exchangeable Shares if Purchaser would be liable for any unrecoverable tax as a result of paying any such dividend or distribution in cash.

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Retraction (Holders)	Subject to the overriding call rights described under ‘Call Rights’ below, each Holder will be entitled to redeem such Holder’s Exchangeable Shares, in whole or in part, at any time and from time to time (including at a time immediately prior to an insolvency event of Parent, liquidation event of Parent, or certain fundamental transactions involving Parent), for the Exchange Price, satisfied in Parent Shares. Customary overriding put rights to put the Exchangeable Shares to Parent (or its designee) to avoid redemption will be granted to the Holders.

The “Exchange Price” for each Exchangeable Share will be (i) the FMV at the time of the retraction event, of that number of Parent Shares equal to the Exchange Ratio (subject to adjustment) plus (ii) the declared and unpaid dividends on such Exchangeable Share.

The “Exchange Ratio” shall be equal to 1.00000 at the time of the execution of the arrangement agreement and shall be cumulatively adjusted from time to time thereafter (i) in the event Purchaser, in its sole discretion, elects to adjust the Exchange Ratio in lieu of paying an equivalent dividend or distribution on Exchangeable Shares as described under “Dividends” above and (ii) as described under “Anti-Dilution” below.

Redemption (Issuer)	Subject to the overriding call rights described under ‘Call Rights’ below, Purchaser will have a right to redeem Exchangeable Shares upon proper notice and payment of the Exchange Price per share, satisfied in Parent Shares, upon the following events:

•	Equity threshold – where the number of Exchangeable Shares issued and outstanding is less than 5% of the number of Exchangeable Shares issued and outstanding on the effective date of the arrangement

•	Parent Extraordinary Transaction – upon certain fundamental transactions involving Parent, including specified change of control transactions, a sale of all or substantially all the assets of Parent, a liquidation of Parent, a spin-out transaction involving businesses, securities or assets equal to 10% or more of Parent and similar transactions

•	Sunset date – 5 years from the effective date of the arrangement

Liquidation	Purchaser will not initiate the voluntary liquidation, dissolution or winding up of Purchaser without the approval of holders of Exchangeable Shares by way of a special resolution.

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In the event of the liquidation, dissolution or winding-up of Purchaser or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (voluntary or involuntary) the Holders will be entitled to receive the Exchange Price, satisfied in Parent Shares, in priority to any liquidating distributions made by Purchaser on its common shares.

Prior to the relevant Purchaser liquidation event, the Holders will be entitled to exercise their Retraction right.

Liquidation rights shall be subject to the overriding call rights described under ‘Call Rights’ below.

Call Rights	Parent will hold certain overriding call rights (including in connection with a retraction, redemption, liquidation or change in law), which it will exercise directly or indirectly through Callco. Parent and Callco will have the overriding ability to acquire the Exchangeable Shares that are the subject of a retraction, a redemption, or any liquidating distribution, prior to the completion of the retraction, redemption, or liquidating distribution. Where such call rights are exercised, Parent or Callco will acquire the relevant Exchangeable Shares from the relevant Holder in exchange for the Exchange Price, satisfied in Parent Shares.

Notwithstanding anything herein to the contrary, in the event that any Exchangeable Shares remain outstanding on the date that is 7 years from the Effective Date of the Arrangement, Parent shall be required to acquire such Exchangeable Shares from all Holders in exchange for the Exchange Price, satisfied in Parent Shares.

Voting	Except as required by applicable law, Holders shall not be entitled to receive notice of or attend any meeting of the shareholders of Purchaser or vote at any such meeting. Without limiting the generality of the foregoing, Holders will not have class votes except as required by applicable law. Holders will not be entitled as such to receive notice of or to attend any meeting of the shareholders of Parent or to vote at any such meeting.

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be amended, added to, changed or removed only with the approval of the Holders of two-thirds of the Exchangeable Shares.

Anti-Dilution	Exchangeable Share terms will have provisions to ensure the economic equivalency of the exchange rights which will be adjusted for stock splits; consolidations; reclassifications; mergers; reorganizations and similar events affecting Parent Shares.

Stock Exchange Listing	Exchangeable Shares will not be listed.

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Support Agreement	Parent, Callco and Purchaser will be party to a Support Agreement.

The Support Agreement will include support covenants from Parent, Callco and Purchaser (i) to ensure the various rights and obligations can be performed in respect of the Exchangeable Shares and (ii) to maintain the economic equivalence of the Exchangeable Shares at all times.

Parent will also agree that, at all times when there are Exchangeable Shares outstanding, Parent will (i) cause there to be an effective registration statement registering the issuance of the Parent Shares issuable upon exchange of the Exchangeable Shares under the U.S. Securities Act and (ii) cause there to be a sufficient number of Parent Shares reserved for issuance pursuant to the exchange of the Exchangeable Shares.

Documentation Principles	The Exchangeable Share documentation will be materially consistent with recent precedent exchangeable share transactions in Canada, except as set out in this Term Sheet.

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